Exhibit 99.9

Ero Copper is a first-quartile copper producer focused on continued development of an emerging world-class mineral district in Brazil

Our primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. (“MCSA”), 100% owner of the Vale do Curaçá Property with over 40 years of operating history in the region, featuring excess mill capacity and a highly-prospective under-explored land package within the Curaçá Valley totaling approximately 153,741 hectares.

TSX: ERO
WWW.EROCOPPER.COM

Table of Contents

[3]	2019 Highlights

[4]	Letter from the Executive Chairman

[5]	Letter from the President & CEO

[7]	Management’s Discussion and Analysis

[40]	Consolidated Financial Statements

[84]	Corporate Information

Continuing Organic Growth	Industry-Leading Exploration Program

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❶ MCSA Mining Complex (Curaçá Valley)

Fully integrated mining and processing facilities located in Bahia State. A conventional three-stage crush and flotation circuit produces a high-grade, clean copper concentrate. The Company is focused on creating value through one of the world's most comprehensive exploration programs currently underway in the Curaçá Valley.

❷ NX Gold Mine

The high-grade NX Gold Mine, located in Mato Grosso State, produces gold and silver. Underground mining occurs within the newly discovered San Antonio vein. High-grade ore is processed via conventional gravity concentration with intensive leach and a flotation / carbon-in- leach circuit at the Nova Xavantina Mill.

❸ Boa Esperança Project

'Turn-key' copper development project located in the Carajás Mineral Province in Pará State. The project has the potential to add approximately 163 thousand tonnes of incremental copper production from a conventional open-pit operation over an initial nine-year mine life.

④ Brazil Corporate Office, MCSA (Sao Paulo)

⑤ Canada Corporate Office (Vancouver)

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2019 Highlights

Operating

•	Record copper production at MCSA Mining Complex of 42,318 tonnes copper in concentrate, a 39% year-on-year increase

•	C1 cash costs of $0.93/lb copper produced(*), a 22% year-on-year reduction

•	At the NX Gold Mine, successfully transitioned from mining the Brás and Buracão veins to mining of the new Santo Antonio vein

Financial

•	Record revenues of $284.8 million

•	Record EBITDA(*) of $141.4 million

•	Record net income attributable to owners of the Company of $91.9 million ($1.01 per diluted share outstanding)

•	Record cash flow from operations of $127.8 million

•	Ended the year with cash and cash equivalents of $21.5 million and approximately $30 million in undrawn credit facilities

Safety

•	Zero fatalities

•	LTIFR of 0.99 on over seven million man-hours worked in 2019

Sustainability

•	Our 2019 Sustainability Report will be published in the first half of 2020

Exploration

•	Approximately 235 kilometers drilled at MCSA Mining Complex with approximately 23% allocated to regional exploration

•	Several significant discoveries made at MCSA Mining Complex in 2019

•	New “Super Pod” discovered within the Deepening Extension of the Pilar Mine

•	Greater than 100% increase in mineral reserves at the MCSA Mining Complex, announced in October 2019

•	Greater than 400% increase in mineral resources at NX Gold Mine, announced in December 2019

*EBITDA and C1 cash cost of copper produced (per lb) are non-IFRS measures – please refer to the attached Management’s Discussion and Analysis and Consolidated Financial Statements

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Letter from the Executive Chairman

Dear Fellow Shareholders,

Ero Copper had another strong year in 2019, highlighted by significant year over year copper production growth while maintaining first-quartile operating costs at $0.93 per pound of copper produced. In addition, we continued to execute our strategy of investing in our copper operations to unlock the vast exploration potential of the Curaçá Valley.

Building upon the success of 2018, our performance in 2019 is a direct reflection of our world-class operating asset base combined with our exceptional operational teams in Brazil. The commitment to excellence and operational improvement demonstrated by our colleagues in Brazil allows us to execute our growth strategy.

At our MCSA operations, we achieved record throughput, copper grades and metallurgical recoveries in 2019. This resulted in record annual copper production, a significant 39% year-on-year increase.

At our NX Gold operations, we announced an initial three-year mine life extension in late 2019 that will serve as a solid foundation of gold production on which to build longer-term growth through exploration success. We successfully commenced mining of the San Antonio vein, which we expect to provide the foundation for the NX Gold Mine for years to come.

In 2019, we strengthened our Board of Directors with the appointment of Dr. Sally Eyre and Chantal Gosselin. These appointments added significant capital markets, financial and mining experience that complement the existing skillset of our Board of Directors.

We believe that a strong commitment to sustainability is central to our social license to operate. The investments we are making within our mining operations and within our local communities continue to support the long-term growth of the region. We are committed to responsible mining and believe that transparent reporting is imperative to the sustainability of our business. In recognition of this, we will be issuing our first sustainability report outlining this performance during the first half of 2020.

I would like to take this opportunity to thank all of our stakeholders for their continued support and, in particular, the many employees and contractors of the Company and each of the communities in which we operate.

I look forward to building on our success in 2020.

Christopher Noel Dunn

Executive Chairman

March 12, 2020

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Letter from the President & CEO

Dear Shareholders,

2019 proved to be another great year for the Company with continued operational execution, improved financial stability and significant growth of our exploration programs during the year. I am confident the best is yet to come as we continue to grow our business.

Solid Performance in 2019

Ero Copper achieved strong operating and financial results in 2019, exceeding copper production guidance and achieving C1 cash costs well below guidance.

Following the successful construction and commissioning of the Vermelhos mine in 2018, our operational team at MCSA carried positive momentum into 2019, delivering 39% year-on-year copper production growth.

Our net earnings attributable to the owners of the Company was $91.9 million, or $1.01 per diluted share, in 2019 compared to ($3.2) million, or ($0.04) per in 2018. Cash and cash-equivalents at year-end totaled approximately $21.5 million and we ended the year with $30 million in undrawn revolving credit facilities. We are well positioned to execute on our strategy despite weakness in the spot copper price.

Additionally, our BRL per tonne mined key-performance indicators (“KPIs”) during the year showed significant year-on-year improvement in both underground and open pit mining operations while processing and indirect KPIs remained in-line.

Safety Performance

The health and safety of our employees and contractors is paramount to our business. We remain committed to improving the safety at each of our operations to ensure our team members can perform their roles safely and effectively.

We had a lost time injury frequency rate (“LTIFR”) of 0.99 in 2019, up from a record low of 0.32 in 2018 but down from 1.47 in 2017. We remain focused on continuous improvement and achieving our goal of zero lost time injuries.

Creating Value Through Exploration

We believe the exploration potential of the Curaçá Valley is immense and unlocking that value for our key stakeholders continues to be a core focus.

In 2019, we drilled approximately 235 km in the Curaçá Valley, with 26 drill rigs operating, we had one of the largest exploration programs globally. Approximately 23% of the drilling was focused on regional greenfield exploration and we expect this to increase to approximately 60% in 2020.

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Our aggressive and exploration program in 2019 led to the significant discoveries of Baraúna and Siriema as well as a new “Super Pod” within the Deepening Extension of the Pilar Mine. Baraúna, located at the Pilar Mine, is immediately below the southern portion of the historic open pit. This combined with a new high-grade zone of mineralization in the Deepening Extension increases our confidence that we will continue to extend the mine life at Pilar well into the future. The Siriema discovery is located approximately 1.5 km south of the Vermelhos Mine and was the first target to be drilled following our regional targeting work. Siriema validates our data-driven exploration methodology and we look forward to testing our more than 140 regional exploration targets in the years ahead. It is also worth mentioning the discovery at Siriema included a zone of brecciated massive sulphide containing significant nickel, cobalt and platinum group metals, further highlighting the potential value of the Curaçá Valley as a major magmatic sulphide district.

Beyond new discoveries, our 2019 drilling programs contributed to a greater than 100% increase in mineral reserves at the MCSA mining complex and more than a 400% increase in mineral resources at the NX Gold Mine.

Outlook for 2020

I look forward to another positive year in 2020 with continued strong operational performance, completion of the HIG mill installation, commissioning of the recently installed ore sorting plant, and the execution of our 2020 exploration program.

In the year ahead, we will continue to build on the achievements of 2019 to unlock new value for our shareholders.

David Strang

President, CEO and Director

March 12, 2020

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MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

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MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at March 12, 2020 and should be read in conjunction with the audited consolidated financial statements of Ero Copper Corp. (“Ero”, the “Company”, or “we”) as at, and for the year ended December 31, 2019, and related notes thereto, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). All references in this MD&A to “Q4 2019” and “Q4 2018” are to the three months ended December 31, 2019 and December 31, 2018, respectively. All references to “Fiscal 2019”, “Fiscal 2018”, and “Fiscal 2017” are to the years ended December 31, 2019, December 31, 2018, and December 31, 2017, respectively. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. References to “$” or “dollars” are to US dollars, references to “C$” are to Canadian dollars, and references to “R$” are to Brazilian Reais.

This MD&A refers to various non-IFRS measures, such as C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce), EBITDA, Adjusted EBITDA, Adjusted net income attributable to owners of the Company, Adjusted net income per share attributable to owners of the Company, Working Capital (Deficit), Available Liquidity, and Net Debt. Please refer to the section titled "NON-IFRS MEASURES" within this MD&A for a discussion of non-IFRS measures.

This MD&A contains “forward-looking information” that is subject to risk factors set out in a cautionary note contained at the end of this MD&A. The Company cannot assure investors that such information will prove to be accurate, and actual results and future events may differ materially from those anticipated in such information. The results for the periods presented are not necessarily indicative of the results that may be expected for any future period. Investors are cautioned not to place undue reliance on this forward-looking information. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company (the “Board”) as of March 12, 2020, unless otherwise stated.

BUSINESS OVERVIEW

Ero, headquartered in Vancouver, B.C., is focused on copper production growth from the Vale do Curaçá Property, located in Bahia, Brazil. The Company’s primary asset is a 99.6% interest in the Brazilian copper mining company, Mineraҫão Caraíba S.A. (“MCSA”), 100% owner of the Vale do Curaçá Property with over 40 years of operating history in the region. The Company currently mines copper ore from the Pilar and Vermelhos underground mines. In addition to the Vale do Curaçá Property, MCSA owns 100% of the Boa Esperanҫa development project, an IOCG-type copper project located in Pará, Brazil and the Company, directly and indirectly, owns 97.6% of the NX Gold Mine, an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the Vale do Curaçá, Boa Esperanҫa and NX Gold properties, can be found on the Company’s website (www.erocopper.com) and on SEDAR (www.sedar.com).

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HIGHLIGHTS

	2019 - Q4	2019 - Q3	2019	2018 - Q4	2018
Operating Information
Copper (MCSA Operations)
Ore Processed (tonnes)	589,065	587,915	2,424,592	777,480	2,257,917
Grade (% Cu)	2.16	1.84	1.93	1.77	1.56
Cu Production (tonnes)	11,526	9,674	42,318	12,104	30,426
Cu Production (lbs)	25,411,100	21,326,717	93,295,598	26,685,324	67,076,849
Cu Sold in Concentrate (tonnes)	11,595	10,200	42,759	12,900	30,107
Cu Sold in Concentrate (lbs)	25,562,212	22,486,742	94,267,101	28,439,667	66,374,564

C1 cash cost of copper produced (per lb)	$0.80	$1.01	$0.93	$0.99	$1.19

Gold (NX Gold Operations)
Au Production (ounces)	6,043	4,356	30,434	10,008	39,808

C1 cash cost of gold produced (per ounce)	$980	$1,169	$691	$540	$520

Financial information ($millions, except per share amounts)
Revenues	$75.7	$60.6	$284.8	$85.1	$233.1
Gross profit	$31.1	$21.3	$117.1	$39.0	$82.2
EBITDA	$34.3	$35.1	$141.4	$40.2	$70.5
Adjusted EBITDA	$31.2	$27.3	$134.1	$39.0	$99.9
Cash flow from operations	$35.9	$29.5	$127.8	$24.0	$82.9
Net income (loss)	$45.4	$16.3	$92.5	$11.3	$(3.0)
Net income (loss) attributable to owners of the Company	$45.2	$16.3	$91.9	$11.2	$(3.2)
Net income (loss) per share attributable to owners of the Company
- Basic	$0.53	$0.19	$1.08	$0.13	$(0.04)
- Diluted	$0.49	$0.18	$1.01	$0.13	$(0.04)
Adjusted net income attributable to owners of the Company	$40.7	$10.2	$86.3	$7.9	$10.9
Adjusted net income per share attributable to owners of the Company
- Basic	$0.47	$0.12	$1.01	$0.09	$0.13
- Diluted	$0.44	$0.11	$0.94	$0.09	$0.12

Cash and Cash Equivalents	$21.5	$21.7	$21.5	$18.9	$18.9
Working Capital (Deficit)	$(4.9)	$6.4	$(4.9)	$(9.3)	$(9.3)
Net Debt	$(136.4)	$(133.4)	$(136.4)	$(130.3)	$(130.3)

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2019 Highlights

2019 Operational Highlights

Another record year of copper production

•	Increased year-on-year copper production by 39.1%, with 42,318 tonnes of copper produced in concentrate compared to 30,426 tonnes produced in 2018.

•	Exceeded the Company’s 2019 original guidance of 37,000 tonnes of copper by 14.3%.

•	C1 cash cost of $0.93 per pound of copper produced for 2019, $0.07 below the low-end of the Company’s 2019 guidance range of $1.00 to $1.10 per pound of copper produced.

•	Total of approximately 2.4 million tonnes of ore grading 1.93% copper processed during the year producing 42,318 tonnes of copper in concentrate after average metallurgical recoveries of 90.5%.

•	Advanced several key capital programs in 2019 including completion of approximately 235,000 meters of drilling, acceleration of development at Pilar and Vermelhos Mines to enhance operational flexibility and production volumes, commencement of civil works and infrastructure installation for the Company’s high-intensity grinding mill which is expected to be commissioned during Q2 2020, and installation of a 200,000 tonne per annum ore sorting plant that was commissioned in Q1 2020.

•	Total annual gold and silver production at the NX Gold operations of 30,434 ounces gold and 19,641 ounces silver at C1 cash costs of $691 per ounce of gold produced.

2019 Financial Highlights

Cash position, liquidity and available lines of credit: Total cash and cash equivalents and available liquidity at December 31, 2019 was $21.5 million and $25.1 million compared to $18.9 million and $ 4.7 million, respectively, at the end of 2018. Increased liquidity is due to a reduction in the Company’s working capital deficit from $9.3 million at the end of 2018 to $4.9 million at the end of 2019, as well as an increase in the Company’s credit facilities during the year. As at the end of 2019, the Company had $14.0 million undrawn on its secured, revolving credit facility in Canada, plus an additional R$64.8 million in available undrawn lines of credit in Brazil.

Revenue: The Company increased year-on-year revenues from its copper operations at MCSA by 33.3%, totalling $246.2 million in 2019 compared to $184.7 million in 2018. The increase in revenue was attributed to the increase in year-on-year copper production.

Year-on-year decline in gold revenue from the Company’s gold operations at NX Gold was a result of decreased production volumes as we transition into the Santo Antonio vein, partially offset by increased gold prices, resulting in a net decrease in gold revenue of 20.1% totalling $38.6 million in 2019 compared to $48.4 million in 2018.

Mine gross profit: The Company significantly increased year-on-year mine gross profit from its copper operations at MCSA totaling $105.6 million in 2019 compared to $66.1 million in 2018. The increase in mine gross profit was primarily driven by increased revenues from increased copper production, and a decrease in cash costs over the prior year as a result of higher grades processed and improved metallurgical recoveries. The Company also recognized mine gross profit of $11.4 million in 2019 compared to $16.1 million in 2018 from its gold operations at NX Gold as a result of lower gold production volumes.

Net income: The Company recognized net income of $92.5 million (net income per share of $1.08) in 2019 compared to a net loss of $3.0 million in 2018 (loss per share of $0.04), attributable to increased mine gross profit, a recovery related to value added taxes previously paid on sales in Brazil, and the recognition of available tax losses and tax credits in MCSA.

During the year, the Company recognized a recovery of $21.6 million in net income related to value added taxes previously paid on sales in Brazil. The recovery was recognized as a result of a Brazil Supreme Court ruling in 2017 that concluded that the relevant taxing authorities had historically used an incorrect methodology to determine such taxes. The ruling set a precedent for all companies in Brazil but was required to be confirmed for the Company’s specific claim, for which approval was received in July 2019. These credits can be used to offset a variety of other taxes, including income taxes and taxes on future sales.

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In addition, the Company recognized a $28.3 million net deferred tax recovery primarily resulting from the recognition of available tax losses and tax credits in MCSA. At December 31, 2019, the Company considered the taxable income generated since acquisition of MCSA and forecasted future taxable income and determined that it was now considered probable that the benefit of these losses and tax credits in MCSA would be realized.

Q4 2019 Highlights

Q4 Operational Highlights

Continued Strong Performance at MCSA Operations

•	589,065 tonnes processed grading 2.16% copper producing 11,526 tonnes of copper in concentrate after metallurgical recoveries that averaged 90.7% during the period.

•	C1 cash cost of $0.80 per pound of copper produced during Q4 2019, a $0.21 per pound improvement over the third quarter, resulting in full-year 2019 C1 cash costs of $0.93 per pound of copper produced.

Exploration focus turns to regional greenfield targets in 2020

•	One of the most comprehensive exploration programs underway globally with 26 drill rigs operating within the Curaçá Valley plus an additional four drill rigs operating at the NX Gold Mine.

•	Prior to the end of the quarter, the Company released its fourth quarter exploration results outlining continued success within the Curaçá Valley including two new regional discoveries at N1 South and Vermelhos North, the identification of the “Keel Zone” - a nickel-platinum-group metals rich zone at Siriema in the Vermelhos District, plus the most significant set of holes drilled to date in the Deepening Extension of the Pilar Mine.

•	Within the Vermelhos District, where 12 drill rigs are currently operating, the identification of a brecciated massive sulphide zone within the Siriema deposit containing copper, nickel, cobalt and platinum, palladium, rhodium and gold (“3PGE+Au”) was released. Results were highlighted by hole FSI-40 that intersected 9.1 meters grading 2.66% copper, 1.74% nickel, 0.07% cobalt and 1.46 grams per tonne 3PGE+Au including 5.6 meters grading 3.37% copper, 2.59% nickel, 0.10% cobalt, and 2.08 grams per tonne 3PGE+Au. The zone remains open at depth and has been delineated over approximately 150 meters in strike length, 105 meters down plunge and over an average thickness of 10 meters. The results of the multi-element analysis at Siriema represents the first evidence in the history of the Curaçá Valley of a consistent zone of elevated nickel and platinum-group metals (“PGMs”). Work continues to test the extension of the zone to depth and to the north is planned in 2020.

•	In the Pilar District, where 11 drill rigs are currently operating, drilling in the Deepening Extension zone continues to significantly extend the known extent of high-grade copper mineralization at the mine both with respect to thickness and grade. The latest results are indicative of the emergence of a new high-grade mineralized chamber, or “Superpod”, highlighted by hole FC5616 that intersected 51.8 meters grading 3.49% copper including 33.4 meters grading 4.96% copper and hole FC5615 that intersected 62.5 meters grading 1.65% copper including 26.1 meters grading 2.37% copper. These results are complemented by previously announced intercepts FC47142 that intersected 34.7 meters grading 2.29% copper including 18.6 meters grading 3.15% copper and hole FC47139 that intersected 7.1 meters grading 6.50% copper including 4.1 meters grading 9.01% copper, both located on section 47, approximately 400 meters south of the new intercepts on section 56 (as referenced in the Company’s press release dated September 12, 2019).

•	Three drill rigs are currently operating on regional exploration targets within the Surubim District.

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Q4 NX Gold Operational Highlights

•	Q4 2019 gold and silver production at the Company’s high-grade NX Gold Mine of 6,043 ounces of gold and 4,315 ounces of silver, a 39% improvement over the third quarter as first ore from the Santo Antonio vein was mined and processed.

•	43,207 tonnes grading 6.32 grams per tonne gold processed during the period, producing 6,043 ounces of gold after metallurgical recoveries that averaged 68.9% during Q4 2019.

•	Fourth quarter C1 cash cost of $980 per ounce of gold produced, resulting in full year 2019 C1 cash costs of $691 per ounce of gold produced.

•	The Company expects production to stabilize throughout 2020 as production reaches planned capacity from the Santo Antonio vein.

•	An updated NI 43-101 (as defined herein) compliant mineral resource and mineral reserve estimate, and associated mine plan, was announced in the fourth quarter of 2019, outlining an updated, high-grade mineral reserve demonstrating a production profile averaging 40,500 oz per year over an initial three-year mine life.

•	Four drill rigs are currently operating at the NX Gold Mine and exploration efforts are focused on conversion of the inferred portions of the Santo Antonio vein discovery and extensions of the Brás vein aimed at further increasing the life-of-mine.

Q4 Financial Highlights

Revenue: Revenues from the Company’s copper operations at MCSA decreased by 6.4% from $72.3 million in Q4 2018 to $67.7 million in Q4 2019. The decrease in revenue was attributed to the decrease in copper production.

Revenues from the Company’s gold operations at NX Gold decreased 37.1% from $12.8 million in Q4 2018 to $8.0 million in Q4 2019. The decline was primarily a result of decreased production volumes, partially offset by increased gold prices.

Mine gross profit: Mine gross profit from the Company’s copper operations at MCSA totaled $30.4 million in Q4 2019 compared to $33.9 million in Q4 2018. The decrease in mine gross profit was primarily driven by decreased revenues from decreased copper production, partially offset by a decrease in cash costs over the comparative period as a result of higher grades processed and improved metallurgical recoveries. The Company also recognized mine gross profit of $0.6 million in Q4 2019 compared to $0.6 million in Q4 2018 from its gold operations at NX Gold.

Net income: The Company recognized net income of $45.4 million (net income per share of $0.53) in Q4 2019 compared to a net income of $11.3 million in Q4 2018 (net income per share of $0.13), primarily attributable the recognition of available tax losses and tax credits in MCSA.

During Q4 2019, the Company recognized a $27.4 million net deferred tax recovery primarily resulting from the recognition of available tax losses and tax credits in MCSA. At December 31, 2019, the Company considered the taxable income generated since acquisition of MCSA and forecasted future taxable income and determined that it was now considered probable that the benefit of these losses and tax credits in MCSA would be realized.

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REVIEW OF OPERATIONS

Mineração Caraíba S.A. (Vale do Curaçá):

	2019 - Q4	2019 - Q3	2019	2018 - Q4	2018
Operating Information
Copper (MCSA Operations)
Ore Processed (tonnes)	589,065	587,915	2,424,592	777,480	2,257,917
Grade (% Cu)	2.16	1.84	1.93	1.77	1.56
Cu Production (tonnes)	11,526	9,674	42,318	12,104	30,426
Cu Production (lbs)	25,411,100	21,326,717	93,295,598	26,685,324	67,076,849
Concentrate Grade (% Cu)	35.0	33.7	34.8	34.5	34.5
Recovery (%)	90.7	89.2	90.5	87.8	86.3
Concentrate Sales (tonnes)	33,926	29,142	122,966	37,801	87,307
Cu Sold in Concentrate (tonnes)	11,595	10,200	42,759	12,900	30,107
Cu Sold in Concentrate (lbs)	25,562,212	22,486,742	94,267,101	28,439,667	66,374,564

C1 cash cost of copper produced (per lb)	$0.80	$1.01	$0.93	$0.99	$1.19

MCSA operations continued to perform well during the fourth quarter, with a significant increase in both tonnes and grade mined from Pilar. During the quarter, 433,258 tonnes of ore were mined grading 1.73% copper, a 19% increase in tonnes mined, and a 15% increase in grade over the prior quarter (362,667 tonnes mined grading 1.51% copper during third quarter). At Vermelhos, production volumes were in-line with the prior quarter with 185,045 tonnes mined. Average grades mined at Vermelhos declined slightly to 3.39% copper due to normal stope sequencing. Increases in tonnage and grade mined from the Pilar mine resulted in a significant improvement in total contained copper, with a total of 618,303 tonnes mined grading 2.22% copper during the period. For the full year 2019, a total of approximately 2.46 million tonnes grading 1.98% copper was mined.

At the Company’s milling operations, 589,065 tonnes of ore grading 2.16% copper was processed during Q4 2019. Metallurgical recoveries averaged 90.7% during the period, resulting in average full-year 2019 recovery of 90.5%, an improvement over the Company’s guidance of 90.0%. During 2019, a total of 2.42 million tonnes of ore was processed grading 1.93% copper, resulting in the production of 42,318 tonnes of copper in concentrate. The benefit of several low-cost milling and flotation improvement initiatives undertaken at the end of 2018 have continued to support strong metallurgical performance in 2019. Going forward, improved metallurgical performance remains a key focus area of the Company, complimented by the high-intensity regrind mill project, currently underway.

The Company’s regrind mill project, sanctioned during the first quarter of 2019, remains on-budget and on-track for equipment delivery during the first quarter of 2020 with commissioning and ramp-up during the second quarter of 2020. A significant improvement in overall metallurgical recoveries of 3% to 4% and plant performance beyond those already realized are expected once the new mill is operational.

In addition to the regrind mill project, the Company completed delivery of a 200,000 tonne per annum ore sorting plant at the end of 2019. Construction of associated infrastructure was completed in the fourth quarter of 2019, and commissioning occurred during first quarter 2020, subsequent to the end of the year. The Company aims to test a variety of ore sources and grades from different deposits throughout the Curaçá Valley over the course of the first half of 2020 with the aim of better evaluating the potential of pre-concentration. The ore sorting project represents an investment in longer-term potential value optimization for deposits within the Company’s current portfolio.

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C1 cash cost averaged $0.80 and $0.93 per pound of copper produced, respectively, during the three and twelve-month period ended December 31, 2019. C1 cash costs during the fourth quarter reflect the increase in contained copper produced driven by mill head-grades, resulting in a $0.21 decrease in C1 cash costs compared to third quarter. As a result of the Company’s increased production, and favorable prevailing foreign exchange rates, C1 cash costs for the full year came in $0.07 below the low end of the Company’s guidance of $1.00-$1.10 per pound of copper produced.

Subsequent to the end of the quarter, the Company announced its production, cash cost, and capital guidance for 2020. The Company provided annual copper production guidance of 41,000 to 43,000 tonnes of copper in concentrate at C1 cash costs between $0.85 and $ 0.95 per pound of copper produced. Capital cost guidance for 2020 is $74 million, with an additional $28 million to fund the 2020 exploration program through the end of Q3 2020. The program is designed to complete approximately 172,000 meters of drilling through the end of Q3 2020, an annualized run rate of approximately 230,000 meters of drilling. By year end, the Company expects that 60% of total drilling will be allocated to testing new greenfield targets identified through the Company’s airborne geophysical survey and ongoing data analysis.

In support of its strategy to drive organic growth of the Company through exploration and new project delivery, Ero will continue to run one of the most comprehensive drill programs globally throughout 2020. With 26 drill rigs currently operating, the Company remains focused on using a data driven approach to exploration. This program has already resulted in several new discoveries since 2016 including two new discoveries announced in the fourth quarter at N1 South and Vermelhos North, as well as the identification of a nickel-PGM rich zone at Siriema.

In the Vermelhos District, approximately 80 kilometers to the north of the Caraíba Mill complex, which includes the high-grade operating Vermelhos Mine, exploration continues to focus on continued testing of high-value exploration targets surrounding the Vermelhos Mine. Systematic testing of targets along the previously identified 10-kilometer trend of soil and induced polarization (“IP”) anomalies along the Paredao Antiform (known as the “Vermelhos System”) is ongoing, with the most recent discoveries of N1 South and Vermelhos North representing the current known southern and northern extent of the Vermelhos System, respectively.

In-mine exploration in the Vermelhos District also continues to deliver results as new mineralization was identified beneath the Toboggan and Sombrero orebodies with the most significant intercept returning 6.4 meters at 5.03% copper, as well as in the East Zone, where drilling in the deep portion of the East Zone returned 8.4 meters grading 4.02% copper at a depth of approximately 450 meters below surface. In-mine exploration at Vermelhos in 2020 will continue to test targets beneath the known extent of mineralization in the main orebody, as well the vertical extent of the East Zone.

In addition to in-mine exploration, drilling within the broader Vermelhos System remains focused on advancing the Siriema and N8/N9 deposits. Drilling at Siriema in the fourth quarter was focused on testing high priority areas within the “keel zone”, a high-grade zone of brecciated massive sulphide containing copper-nickel and PGMs, identified through down-hole electromagnetic (“EM”) surveys. Results were highlighted by hole FSI-40 which intersected 9.1 meters grading 2.66% copper, 1.74% nickel, 0.07% cobalt and 1.46 grams per tonne 3PGE+Au. Drilling at N8/N9 during the period was focused on testing the extent of known mineralization, as well as the high-grade zones within each orebody. The planned 2020 exploration program will continue to delineate the extent of the “keel zone” at Siriema and the extent of the N8/N9 orebodies.

During the fourth quarter, the Company re-prioritized drilling of the Deepening Extension where a new set of deep drill holes, drilled down plunge to the north have intersected thick and high-grade mineralization indicative of a newly identified mineralized chamber, or “Superpod”, in the Deepening. In addition, drilling of the Baraúna and South Extension zones continued to confirm extensions of mineralization within these zones.

ERO COPPER | 2019 ANNUAL REPORT | 14

Drilling in the Deepening Extension is currently targeting mineralization on the East Limb of the Pilar Mine between level -725 and level -1300 approximately 1,200 meters to 1,750 meters below surface and approximately 100 meters laterally from the current level of the primary ramp (completed to level -925). Underground drilling during the period continued work that commenced in mid-2019 to re-prioritize testing of the known extent of mineralization within the zone, including down-plunge exploration drilling beneath the deepest known extents of mineralization within the Pilar Mine. The results during the fourth quarter are among the most significant holes on a grade-meter basis drilled by the Company in the Pilar Mine since acquisition of the Vale do Curaçá Property in 2016. Results were highlighted by hole FC5616 that intersected 51.8 meters grading 3.49% copper including 33.4 meters grading 4.96% copper and hole FC5615 that intersected 62.5 meters grading 1.65% copper including 26.1 meters grading 2.37% copper. These results are complemented by the previously announced intercepts of FC47142 that intersected 34.7 meters grading 2.29% copper including 18.6 meters grading 3.15% copper and hole FC47139 that intersected 7.1 meters grading 6.50% copper including 4.1 meters grading 9.01% copper, both located on section 47, approximately 400 meters south of the new intercepts on section 56. Exploration results from the Deepening Extension continue to support the belief that the Pilar Mine is open at depth, where high-grade mineralization continues to be encountered approximately 350 meters below the deepest level of current development at the mine. Currently, five drill rigs are positioned to drill the Deepening, targeting resource conversion and testing the extent of the mineralization to the North, South, and at depth.

Elsewhere within the Pilar underground mine, drilling at Baraúna was performed from surface targeting mineralization beneath the southern portion of the open pit mine and extensions of mineralization to the south. Results were highlighted by hole FC1923 that intersected 31.8 meters grading 0.83% copper including 7.0 meters grading 1.31% copper immediately beneath the south pit wall and FC0901 that intersected 4.5 meters grading 0.44% copper from 19.6 meters down hole, approximately 200 meters south of the known limit of mineralization within the Pilar Mine. While results to date in this area are low-grade disseminated mineralization, additional geophysical work is ongoing to better refine high-grade targeting in this zone. Drilling in the South Extension continued to confirm the continuity of the orebody to the south, and current drilling is testing the extent of this zone at depth and to the South.

ERO COPPER | 2019 ANNUAL REPORT | 15

NX Gold S.A.

	2019 - Q4	2019 - Q3	2019	2018 - Q4	2018
Operating Information
Gold (NX Gold Operations)
Ore mined (tonnes)	40,453	33,601	154,271	37,950	119,469
Ore milled (tonnes)	43,207	34,813	158,275	38,464	117,857
Head grade (grams per tonne Au)	6.32	4.51	6.98	8.85	11.55
Recovery (%)	68.9%	86.2%	85.7%	91.5%	91.0%

Gold ounces produced (oz)	6,043	4,356	30,434	10,008	39,808
Silver ounces produced (oz)	4,315	2,909	19,641	6,186	24,700

Gold sold (oz)	5,810	4,579	29,755	10,603	39,808
Silver sold (oz)	4,247	2,999	19,142	6,752	24,700

C1 cash cost of gold produced (per ounce)	$980	$1,169	$691	$540	$520

The fourth quarter at the NX Gold Mine was a continuation of transitioning mining activity to the Santo Antonio vein. During the period, remaining exposed ore blocks continued to be mined from the Brás vein, while development and mining activities ramped up within Santo Antonio. As a result of first production from the Santo Antonio vein, ore production and grade were 20% and 30% improved versus the third quarter, respectively. During the fourth quarter, 43,207 tonnes of ore grading 6.32 grams per tonne of gold was processed, producing 6,043 ounces of gold and 4,315 ounces of silver as by-product after metallurgical recoveries that averaged 68.9%. Recoveries during the quarter were adversely impacted due to the transition of ore feed from Brás to Santo Antonio. Recoveries are expected to improve in the first quarter and throughout 2020. C1 cash costs averaged $980 per ounce of gold produced. For the full year, the NX Gold Mine produced 30,434 ounces of gold at C1 cash costs of $691 per ounce.

In the fourth quarter, the Company released its National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) compliant Mineral Resource and Mineral Reserve estimate outlining a significantly improved Mineral Reserve extending mine-life by three years and demonstrating average annual production of 40,500 ounces of gold. Subsequent to the end of the quarter, the Company released 2020 production, cash cost, and capital expenditure guidance for the NX Gold Mine. The Company expects to produce 38,000 to 40,000 ounces of gold at C1 cash costs of $475 to $575 per ounce. Capital costs are expected to be $6.0 million, plus an additional $3.5 million allocated to exploration for 2020.

Following the release of the NI 43-101 compliant Mineral Resource and Mineral Reserve estimate and mine plan in the fourth quarter, the exploration focus at NX Gold has shifted to infill drilling of the inferred portions of the Santo Antonio orebody with the focus of converting additional mineralization into measured and indicated mineral resources. The regional exploration program continues to work to identify new targets within the Company’s significant land holding in Mato Grosso. There are currently four drill rigs operating on the property.

ERO COPPER | 2019 ANNUAL REPORT | 16

2020 Guidance/Outlook

•	Annual production guidance for the Curaçá Valley operations of 41,000 to 43,000 tonnes of copper in concentrate.

•	C1 cash cost guidance of US$0.85 to US$0.95 per pound of copper produced and capital expenditure guidance of US$74.0 million[1].

•	An additional US$28 million[1] to fund the 2020 exploration program in the Curaçá Valley. The program is highlighted by 172,000 meters of planned exploration drilling through September 2020, an annualized rate of approximately 230,000 meters, of which approximately 60% is planned for regional exploration including drill testing of new greenfield targets identified during the Company’s airborne geophysical survey and ongoing data analysis. This compares to approximately 235,000 meters drilled during 2019 of which only 23% was allocated to regional exploration.

•	Annual production guidance for the NX Gold Mine of 38,000 to 40,000 ounces of gold at C1 cash costs of US$475 to US$575 per ounce of gold produced. Annual capital expenditure guidance for the NX Gold Mine of US$5.7 million plus US$3.5 million[1] in ongoing exploration expenditures.

[1] Capital and operating cost guidance presented in USD assuming a R$ / $ foreign exchange rate of 4.00.

2020 Production Outlook

	2019 Original	2019 Revised		2020
Curaçá Valley Operations	Guidance	Guidance	2019 Result	Guidance[1]
Tonnes Processed	2,050,000	2,350,000	2,424,592	2,150,000
Copper Grade (% Cu)	2.00%	1.95%	1.93%	2.15%
Copper Recovery (%)	88.0%	90.0%	90.5%	91.0%
Cu Production (000 tonnes)	36.0 - 38.0	40.0 - 42.0	42.3	41.0 - 43.0

	2019 Original	2019 Revised		2020
NX Gold Operations	Guidance	Guidance	2019 Result	Guidance[1]
Tonnes Processed	-	-	158,275	150,000
Gold Grade (gpt)	-	-	6.98	9.00
Gold Recovery (%)	-	-	85.7%	90.0%
Au Production (000 ounces)	-	-	30.4	38.0 - 40.0
Ag Production (000 ounces)	-	-	19.6	n/a

(1) Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s AIF (as defined herein) for complete risk factors.

2020 Cash Cost Guidance

The Company’s guidance for 2020 assumes a R$ / $ foreign exchange rate of 4.00, gold price of $1,450 per ounce and silver price of $17.00 per ounce.

	2019 Revised
	Guidance	2019 Result	2020 Guidance
Curaçá Valley C1 Cash Cost Guidance (US$/lb)[1]	$1.00 - $1.10	$0.93	$0.85 - $0.95
NX Gold Mine C1 Cash Cost Guidance (US$/oz)[1]	n/a	$691	$475 - $575

(1) Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s SEDAR filings for complete risk factors.

ERO COPPER | 2019 ANNUAL REPORT | 17

2020 Capital Expenditure Guidance

The Company’s capital expenditure guidance for 2020 assumes a R$ / $ foreign exchange rate of 4.00 and has been presented below in USD millions. Capital expenditure guidance, including discretionary capital for 2020, is based on a budgeted copper price of US$2.65 per pound of copper.

Curaçá Valley / Copper Operations	2019 Revised Guidance	2020 Guidance
Pilar Mine and Caraíba Mill Complex[1]	$45.0	$58.0
Vermelhos Mine	$20.0	$16.0
Boa Esperanҫa Project	$1.0	$0.2
Capital Expenditure Guidance	$66.0	$74.2
Curaçá Valley Exploration[2]	$30.0	$28.0

NX Gold Operations	2019 Guidance	2020 Guidance
Capital Expenditure Guidance	n/a	$5.7
Exploration[2]	n/a	$3.5
Total, NX Gold	n/a	$9.2

[1]   Pilar Mine and Caraíba Mill Complex capital expenditure guidance for 2020 includes completion of the high-intensity grinding mill and operation of the ore-sorting pilot plant.

[2]   Exploration capital expenditure guidance for 2020 has been forecast through September of 2020 and, as with prior guidance, is dependent, in part, on future exploration success and subject to further review and revision.

Mineração Caraíba S.A.

Copper production from the Curaçá Valley operations for 2020 is expected to be between 41,000 and 43,000 tonnes, with ore fed solely from the Pilar and Vermelhos underground mines. Production from the Pilar Mine is expected to contribute a total of approximately 1.4 million tonnes grading 1.40% copper while production from the Vermelhos Mine is expected to contribute a total of approximately 750,000 tonnes grading 3.50% copper resulting in a blended mill head grade of approximately 2.15% copper.

NX Gold S.A.

Approximately 150,000 tonnes of ore will be mined and processed from the Santo Antonio vein in 2020 at an average grade of 9.00 grams per tonne of gold. Following average metallurgical recoveries of 90.0%, Gold production from the NX Gold Mine is expected to reach 38,000 to 40,000 ounces.

Boa Esperança

A full review of the Boa Esperança Feasibility Study1 remains ongoing with the goal of extending the potential mine life and increasing copper production among other desktop optimization initiatives. The Company expects to provide an update on these initiatives during the first half of 2020.

1.	As defined herein under “NOTE REGARDING SCIENTIFIC AND TECHNICAL INFORMATION”.

ERO COPPER | 2019 ANNUAL REPORT | 18

REVIEW OF FINANCIAL RESULTS

The following table provides a summary of the financial results of the Company for Q4 2019 and Q4 2018. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Three months ended	Three months ended
	Notes	December 31, 2019	December 31, 2018
Revenue	1	$75,688	$85,084
Cost of product sold	2	(43,017)	(44,661)
Sales expenses		(1,595)	(1,441)
Gross profit		31,076	38,982

Expenses
General and administrative	3	(12,707)	(10,456)
Share-based compensation		(1,304)	(723)
Income before the undernoted		17,065	27,803

Other income (expenses)
Finance income		358	773
Finance expense	4	(2,014)	(6,776)
Foreign exchange gain	5	4,423	7,433
Loss on debt settlement	6	-	(5,476)
Other income (expense)	7	368	(5,625)
Income before income taxes		20,200	18,132

Income tax recovery (expense)
Current	8	(2,232)	(1,853)
Deferred	8	27,441	(4,999)
		25,209	(6,852)
Net income for the period		45,409	11,280

Other comprehensive income
Foreign currency translation gain		6,528	3,830
Comprehensive income		$51,937	$15,110

Net income attributable to:
Owners of the Company		$45,169	$11,210
Non-controlling interests		240	70
		$45,409	$11,280

Comprehensive income attributable to:
Owners of the Company		$51,671	$15,026
Non-controlling interests		266	84
		$51,937	$15,110

Net income per share attributable to owners of the Company
Net income per share
Basic		$0.53	$0.13
Diluted		$0.49	$0.13

Weighted average number of common shares outstanding
Basic		85,620,168	84,504,954
Diluted		91,670,988	88,638,656

ERO COPPER | 2019 ANNUAL REPORT | 19

Notes:

1.	Revenues for Q4 2019 from copper sales was $67.7 million (Q4 2018 - $72.3 million), which included the sale of 11,595 copper tonnes in concentrate as compared to 12,900 copper tonnes for Q4 2018. The Company processed 24% less ore at a higher ore grade during Q4 2019 compared to Q4 2018. Revenues for Q4 2019 from gold sales was $8.0 million (Q4 2018 - $12.8 million), which included the sale of 5,810 ounces of gold, compared to 10,603 ounces of gold for Q4 2018.

2.	Cost of product sold for Q4 2019 from copper sales was $35.6 million (Q4 2018 - $36.9 million) which consisted of $11.1 million (Q4 2018 - $9.3 million) in depreciation and depletion, $9.4 million (Q4 2018 - $8.5 million) in salaries and benefits, $4.6 million (Q4 2018 - $5.7 million) in materials and consumables, $4.3 million (Q4 2018 - $7.3 million) in contracted services, $3.9 million (Q4 2018 - $3.4 million) in maintenance costs, $2.2 million (Q4 2018 - $2.5 million) in utilities, and $0.2 million (Q4 2018 - $0.2 million) in other costs.

Cost of product sold for Q4 2019 from gold sales was $7.4 million (Q4 2018 - $7.8 million) which primarily comprised of $2.2 million (Q4 2018 - $1.8 million) in salaries and benefits, $1.2 million (Q4 2018 - $0.8 million) in contracted services, $1.2 million (Q4 2018 - $1.4 million) in maintenance costs, $1.1 million (Q4 2018 - $1.3 million) in materials and consumables, $0.9 million (Q4 2018 - $1.8 million) in depreciation and depletion, and $0.7 million (Q4 2018 - $0.6 million) in utilities.

3.	General and administrative expenses for Q4 2019 include $10.3 million (Q4 2018 - $3.8 million) with respect to MCSA for salaries and incentive payments, professional fees, office and sundry and provisions for tax, legal and labour claims, $0.5 million (Q4 2018 - $1.8 million) with respect to NX Gold for salaries and incentive payments, professional fees, office and sundry and provisions for tax, legal and labour claims, and $1.9 million (Q4 2018 - $4.8 million) with respect to the corporate head office in Vancouver. Corporate head office costs are primarily comprised of $1.4 million (Q4 2018 - $4.0 million) in salaries, incentive payments, and consulting fees, $0.3 million (Q4 2018 - $0.2 million) in travel-related costs, and $0.2 million (Q4 2018 - $0.4 million) in professional fees. Increases in general and administrative expenses in Q4 2019 as compared to Q4 2018 reflect the growth of operations, which included higher headcounts, incentive payments for exceeding board-mandated performance targets during 2019, as well as rate increases related to annual union contract negotiations at MCSA.

4.	Finance expense for Q4 2019 was $2.0 million (Q4 2018 - $6.8 million) and is primarily comprised of interest on loans at the corporate head office of $2.0 million (Q4 2018 - $1.5 million), interest on loans and borrowings at MCSA and NX Gold of $0.7 million (Q4 2018 - $3.1 million), commitment fees of $0.5 million (Q4 2018 - $0.6 million), partially offset by other finance income of $1.0 million (Q4 2018 - $2.0 million), and the reduction of asset retirement obligation accretion of $0.2 million (Q4 2018 - accretion of $3.8 million). Interest on loans and borrowings at MCSA and NX Gold decreased due to the repayments of certain loans during 2018 and 2019.

5.	Foreign exchange gain for Q4 2019 was $4.4 million (Q4 2018 - $7.4 million). This amount is primarily comprised of a foreign exchange gain on USD denominated debt of $3.8 million (Q4 2018 - $4.8 million) in MCSA for which the functional currency is the Brazilian Real and a foreign exchange gain on unrealized derivative contracts of $1.4 million (Q4 2018 - $4.0 million), partially offset by a foreign exchange loss on realized derivative contracts of $0.5 million (Q4 2018 - $1.0 million). The decrease in foreign exchange gains was primarily a result of the foreign exchange rate between the Brazilian Real and the US dollar fluctuating less during Q4 2019 as compared to Q4 2018 and a decrease in the outstanding USD denominated debt held in MCSA.

6.	In Q4 2018, the Company recognized a loss on settlement of debt of $5.5 million, comprising of a $3.7 million loss in early repayment fees for the settlement of certain debt in MCSA and a $1.8 million loss in loan settlement fees when the Company replaced its $50 million senior secured non-revolving credit facility with a $130 million facility from a syndicate of Canadian financial institutions.

7.	Other income for Q4 2019 was $0.4 million (Q4 2018 - other expense of $5.6 million). Other income for Q4 2019 was not significant. Other expense in Q4 2018 primarily consisted of the write-off of state tax credits claimed that were deemed not recoverable for MCSA and NX Gold of $2.6 million and $1.6 million, respectively.

8.	In Q4 2019, the Company recognized a $25.2 million income tax recovery (Q4 2018 - income tax expense of $6.9 million), primarily resulting from the recognition of available tax losses and tax credits in MCSA and partially offset by current tax expense in the period. At December 31, 2019, the Company considered the taxable income generated since acquisition of MCSA and forecasted future taxable income and determined that it was now considered probable that the benefit of these losses and tax credits in MCSA would be realized.

ERO COPPER | 2019 ANNUAL REPORT | 20

The following table provides a summary of the financial results of the Company for Fiscal 2019, Fiscal 2018, and Fiscal 2017. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Year ended	Year ended	Year ended
	Notes	December 31, 2019	December 31, 2018	December 31, 2017
Revenue	1	$284,843	$233,105	$148,241
Cost of product sold	2	(162,817)	(147,611)	(128,009)
Sales expenses		(4,962)	(3,268)	(2,225)
Gross profit		117,064	82,226	18,007

Expenses
General and administrative	3	(32,817)	(29,000)	(22,940)
Share-based compensation		(5,792)	(3,225)	(879)
Income before the undernoted		78,455	50,001	(5,812)

Other income (expenses)
Finance income		701	1,303	2,276
Finance expense	4	(20,428)	(22,562)	(20,709)
Foreign exchange loss	5	(5,148)	(20,713)	(4,296)
Loss on debt settlement	6	(1,783)	(5,476)	28,727
Recovery of value added taxes	7	21,584	-	-
Other income (expense)		1,448	108	1,788
Income before income taxes		74,829	2,661	1,974

Income tax recovery (expense)
Current	8	(10,645)	(2,899)	(1,104)
Deferred	8	28,271	(2,753)	16,614
		17,626	(5,652)	15,510
Net income (loss) for the period		92,455	(2,991)	17,484

Other comprehensive income (loss)
Foreign currency translation loss		(4,941)	(27,801)	(973)
Comprehensive income (loss)		$87,514	$(30,792)	$16,511

Net income attributable to:
Owners of the Company		$91,883	$(3,155)	$22,466
Non-controlling interests		572	164	(4,982)
		$92,455	$(2,991)	$17,484

Comprehensive income (loss) attributable to:
Owners of the Company		$86,962	$(30,845)	$21,497
Non-controlling interests		552	53	(4,986)
		$87,514	$(30,792)	$16,511

Net income per share attributable to owners of the Company
Net income per share
Basic		$1.08	$(0.04)	$0.40
Diluted		$1.01	$(0.04)	$0.34

Weighted average number of common shares outstanding
Basic		85,244,277	83,927,977	56,252,358
Diluted		91,390,425	83,927,977	66,003,387

Cash and cash equivalents		$21,485	$18,941	$51,098
Total assets		$462,674	$360,439	$381,343
Non-current liabilities		$183,135	$196,352	$196,265

ERO COPPER | 2019 ANNUAL REPORT | 21

Notes:

1.	Revenues for Fiscal 2019 from copper sales was $246.2 million (Fiscal 2018 - $184.7 million) which included the sale of 42,759 copper tonnes in concentrate in Fiscal 2019 as compared to 30,107 copper tonnes in Fiscal 2018. The increase in revenue in Fiscal 2019 as compared to Fiscal 2018 includes production from the Vermelhos mine which commenced commercial production in October 2018. The Company processed 64% more ore at a higher ore grade during Fiscal 2019 as compared to Fiscal 2018. In addition, revenues for Fiscal 2019 included $38.6 million (Fiscal 2018 - $48.4 million) from the sale of 29,755 (Fiscal 2018 - 39,808) ounces of gold from NX Gold operations.

2.	Cost of product sold for Fiscal 2019 from copper sales was $135.6 million (Fiscal 2018 - $115.3 million), which consisted of $40.1 million (Fiscal 2018 - $34.1 million) in depreciation and depletion, $33.7 million (Fiscal 2018 - $29.7 million) in salaries and benefits, $20.5 million (Fiscal 2018 - $17.6 million) in contracted services, $17.9 million (Fiscal 2018 - $14.9 million) in materials and consumables, $14.1 million (Fiscal 2018 - $10.8 million) in maintenance costs, $8.7 million (Fiscal 2018 - $7.5 million) in utilities, and $0.7 million (Fiscal 2018 - $0.7 million) in other costs. Cost of products sold during Fiscal 2019 increased 18% as compared to Fiscal 2018. Higher recoveries, higher ore grade, and efficiencies contributed towards cost containment relative to the increase in production volume. The increase in cost of products sold in Fiscal 2019 compared to Fiscal 2018 was primarily due to more copper being produced and sold as a result of the commencement of production at the Vermelhos underground mine in October 2018.

Cost of product sold during Fiscal 2019 from gold sales was $27.2 million (Fiscal 2018 - $32.3 million), which comprised of $5.9 million (Fiscal 2018 - $11.1 million) in depreciation and depletion, $7.1 million (Fiscal 2018 - $6.4 million) in salaries and benefits, $4.3 million (Fiscal 2018 - $5.0 million) in maintenance costs, $3.9 million (Fiscal 2018 - $4.5 million) in materials and consumables, $3.2 million (Fiscal 2018 - $3.2 million) in contracted services, $2.5 million (Fiscal 2018 - $1.8 million) in utilities, and $0.3 million (Fiscal 2018 - $0.3 million) in other costs.

3.	General and administrative expenses during Fiscal 2019 include $21.0 million (Fiscal 2018 - $16.3 million) with respect to MCSA for salaries and incentive payments, professional fees, office and sundry and provisions for tax, legal and labour claims, $2.3 million (Fiscal 2018 - $3.4 million) with respect to NX Gold for salaries and incentive payments, professional fees, office and sundry and provisions for tax, legal and labour claims and $9.5 million (Fiscal 2018 - $9.3 million) with respect to the corporate head office in Vancouver. Corporate head office costs are primarily comprised of $6.7 million (Fiscal 2018 - $6.4 million) in salaries, incentive payments, and consulting fees, $1.2 million (Fiscal 2018 - $0.9 million) in travel-related costs, $0.7 million (Fiscal 2018 - $1.0 million) in office and sundry costs, and $0.5 million (Fiscal 2018 - $0.9 million) in professional fees. Increases in general and administrative expenses in Fiscal 2019 as compared to Fiscal 2018 reflect the growth of operations, which included higher headcounts, incentive payments for exceeding board-mandated performance targets during 2019, as well as rate increases related to annual union contract negotiations at MCSA.

4.	Finance expense for Fiscal 2019 was $20.4 million (Fiscal 2018 - $22.6 million) and is primarily comprised of interest on loans at the corporate head office of $8.3 million (Fiscal 2018 - $5.4 million), interest on loans and borrowings at MCSA and NX Gold of $2.9 million (Fiscal 2018 - $9.6 million), the accretion of asset retirement obligations of $3.5 million (Fiscal 2018 - $3.8 million), commitment fees of $1.7 million (Fiscal 2018 -$0.6 million), and other finance expenses of $3.1 million (Fiscal 2018 - $2.6 million). Interest on loans and borrowings at MCSA and NX Gold decreased due to the repayments of certain loans during 2018 and 2019, while interest on loans at the corporate head office increased due to the senior secured non-revolving credit facility entered into in December 2018, the proceeds of which were used to repay or settle debt at MCSA.

5.	Foreign exchange loss for Fiscal 2019 was $5.1 million (Fiscal 2018 - $20.7 million), primarily comprised of a foreign exchange loss on US denominated debt of $4.4 million (Fiscal 2018 - $9.8 million) in MCSA where the functional currency is the Brazilian Real, a loss on other foreign exchange transactions of $0.7 million (Fiscal 2018 - $1.9 million), and a foreign exchange loss on unrealized derivative contracts of $0.3 million (Fiscal 2018 - $1.1 million gain), partially offset by a foreign exchange gain on realized derivative contracts of $0.2 million (Fiscal 2018 - $10.1 million loss). The decrease in foreign exchange losses in Fiscal 2019 was primarily due to the foreign exchange rate between the Brazilian Real and the US dollar not fluctuating significantly during Fiscal 2019 as compared to Fiscal 2018 and a decrease in the outstanding USD denominated debt held in MCSA.

6.	Loss on debt settlement during Fiscal 2019 was $1.8 million (Fiscal 2018 - $5.5 million), representing the difference between the accounting fair value made to legally extinguish a bank loan held by MCSA during the second quarter of 2019 and the carrying value of the loan at the time. Loss on settlement of debt during Fiscal 2018 of $5.5 million was incurred in Q4 2018, comprising of a $3.7 million loss in early repayment fees for the settlement of certain debt in MCSA and a $1.8 million loss in loan settlement fees when the Company replaced its $50 million senior secured non-revolving credit facility with a $130 million facility from a syndicate of Canadian financial institutions.

7.	During Fiscal 2019, the Company recognized a recovery of $21.6 million (Fiscal 2018 - $nil) in net income related to value added taxes previously paid on sales in Brazil. The recovery was recognized as a result of a Brazil Supreme Court ruling in 2017 that concluded that the relevant taxing authorities had historically used an incorrect methodology to determine such taxes. The ruling set a precedent for all companies in Brazil but was required to be confirmed for the Company’s specific claim, which approval was received in July 2019. These credits can be used to offset a variety of other taxes, including taxes on future sales. Of the recovery recognized, $3.2 million has been applied to taxes in the current year, $12.2 million has been included in other current assets based on the expected timing of their use, with the remaining $6.2 million recognized in other non-current assets in the statement of financial position.

8.	During Fiscal 2019, the Company recognized a $17.6 million income tax recovery (Fiscal 2018 - income tax expense of $5.7 million), primarily resulting from the recognition of available tax losses and tax credits in MCSA and partially offset by current income tax expense. Current tax exposure increased as a result of higher taxable income in MCSA. At December 31, 2019, the Company considered the taxable income generated since acquisition of MCSA and forecasted future taxable income and determined that it was now considered probable that the benefit of these losses and tax credits in MCSA would be realized.

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SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters. Tabular amounts are in millions of US Dollars, except share and per share amounts.

	2019				2018
Selected Financial Information	Dec 31(1)	Sept 30(2)	June 30	March 31	Dec 31(3)	Sept 30	June 30(4)	March 31
Revenue	$75.7	$60.6	$76.5	$72.0	$85.1	$47.3	$61.0	$39.7
Cost of product sold	$(43.0)	$(38.4)	$(43.3)	$(38.1)	$(44.7)	$(27.9)	$(44.2)	$(30.8)
Gross profit	$31.1	$21.3	$32.1	$32.6	$39.0	$18.8	$15.9	$8.5
Net income (loss) for period	$45.4	$16.3	$15.3	$15.5	$11.3	$5.2	$(18.2)	$(1.3)
Income (loss) per share attributable to owners of the Company
- Basic	$0.53	$0.19	$0.18	$0.18	$0.13	$0.06	$(0.22)	$(0.02)
- Diluted	$0.49	$0.18	$0.17	$0.17	$0.13	$0.06	$(0.22)	$(0.02)
Weighted average number of common shares outstanding
- Basic	85,620,168	85,505,675	85,032,841	84,804,389	84,736,476	84,504,954	84,458,914	81,974,876
- Diluted	91,670,988	91,320,363	90,696,926	89,917,828	89,191,707	88,638,656	84,458,914	81,974,876

Notes:

1.	During Q4 2019, the Company recognized a $25.2 million income tax recovery primarily resulting from the recognition of available tax losses and tax credits in MCSA. At December 31, 2019, the Company considered the taxable income generated since acquisition of MCSA and forecasted future taxable income and determined that it was now considered probable that the benefit of these losses and tax credits in MCSA would be realized.

2.	During the quarter ended September 30, 2019, the Company recognized a recovery of $21.6 million in net income related to value added taxes previously paid on sales in Brazil. The recovery was recognized as a result of a Brazil Supreme Court ruling in 2017 that concluded that the relevant taxing authorities had historically used an incorrect methodology to determine such taxes. The ruling set a precedent for all companies in Brazil but was required to be confirmed for the Company’s specific claim, for which approval was received in July 2019. These credits can be used to offset a variety of other taxes, including income taxes and taxes on future sales.

3.	During Q4 2018, MCSA began commercial production of the Vermelhos Mine. This resulted in increased sales this quarter, generating higher net income for the period.

4.	During the quarter ended June 30, 2018, the Company had an overall net loss of $18.2 million, which included $26.4 million in foreign exchange losses. The foreign exchange losses were comprised of a $12.2 million loss associated with US dollar denominated debt held by MCSA, whose functional currency is the Brazilian Real, $11.4 million loss on foreign exchange forward contracts and $2.8 million related to other operational exchange losses. The foreign exchange losses were unusually high this quarter due to volatility in the foreign exchange rates between the US dollar and the Brazilian Real.

LIQUIDITY, CAPITAL RESOURCES, AND CONTRACTUAL OBLIGATIONS

Liquidity

As at December 31, 2019, the Company held cash and cash equivalents of $21.5 million. Cash and cash equivalents are primarily comprised of cash held with reputable financial institutions and are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Cash and cash equivalents increased by $2.5 million during Fiscal 2019. The Company’s cash flows from operating, investing and financing activities during Fiscal 2019 are summarized as follows:

•	Cash from operating activities of $127.8 million.

Partially offset by:

•	Cash used in investing activities of $106.7 million, including:

o	$105.4 million of additions to mineral property, plant and equipment;
o	$0.9 million of additions to exploration and evaluation assets;
o	$0.5 million of additions to financial investments

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•	Cash flows used in financing activities of approximately $18.0 million, including:

o	$41.3 million of repayment on loans and borrowings;
o	$10.3 million of payment of interest on loans and borrowings;
o	$4.1 million of lease payments;
o	$3.7 million of other finance expenses

net of:

o	$37.9 million proceeds from new loans and borrowings;
o	$1.9 million proceeds from exercise of stock options and warrants;
o	$1.5 million released from restricted cash

As at December 31, 2019, the Company had working capital deficit of $4.9 million.

Capital Resources

The Company’s primary sources of capital are comprised of cash from operations, cash and cash equivalents on hand and undrawn debt facilities. The Company will continuously monitor its capital structure and, based on changes in operations and economic conditions, may adjust such structure by issuing new common shares or new debt as necessary. While the Company has been successful in securing financing to date, there are no guarantees that it will be able to secure such financing in the future on terms acceptable to the Company, if at all. Taking into consideration cash flow from existing operations, and the existing undrawn revolving credit facility of $14.0 million in Canada and undrawn lines of credit totalling R$64.8 million in MCSA as at December 31, 2019, management believes that the Company has sufficient working capital and financial resources to maintain its planned operations and activities for the foreseeable future.

Contractual Obligations and Commitments

Certain loan agreements contain operating and financial covenants that could restrict the ability of the Company and its subsidiaries, MCSA and NX Gold S.A., to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board.

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Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at December 31, 2019 and December 31, 2018:

	December 31, 2019	December 31, 2018
Cash and cash equivalents	$21,485	$18,941
Restricted cash	1,500	$3,000
Accounts receivable	7,680	$7,219
Deposits	1,200	$1,334
Derivatives	-	$254
Other non-current assets - term deposits	1,196	$686
	$33,061	$31,434

The Company invests cash and cash equivalents as well as restricted cash with financial institutions that are financially sound based on their credit rating. The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer. The Company currently has only three significant customers, all of which have no history of credit default with the Company. The Company has not incurred credit losses during the years ended December 31, 2019 and 2018 nor has a provision for credit losses been recognized.

Liquidity risk

Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company's approach to liquidity management is to ensure as much as possible that sufficient liquidity exists to meet their maturity obligations on the expiration dates, under normal and stressful conditions, without causing unacceptable losses or with risk of undermining the normal operation of the Company.

The table below shows the Company's maturity of financial liabilities on December 31, 2019:

	Carrying	Contractual	Up to 12			More than 5
Non-derivative Financial Liabilities	value	cash flows	months	1-2 years	3-5 years	years
Loans and borrowings	$159,370	$161,377	$18,984	$30,318	$110,208	$1,867
Interest on loans and borrowings	-	22,788	8,749	7,172	6,737	130
Accounts payable and accrued liabilities	43,694	43,694	43,694	-	-	-
Value added, payroll and other taxes	19,688	20,428	13,994	1,968	4,466	-
	$222,752	$248,287	$85,421	$39,458	$121,411	$1,997

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity prices. The purpose of market risk management is to manage and control exposures to market risks, within acceptable parameters, while optimizing return.

The Company may use derivatives, including forward contracts and swap contracts, to manage market risks.

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Foreign exchange currency risk

The Company’s subsidiaries in Brazil are exposed to exchange risks related to the US dollars and Euros. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings.

The Company's exposure to foreign exchange currency risk at December 31, 2019 relates primarily to $9.6 million (December 31, 2018 – $10.2 million) in loans and borrowings of MCSA denominated in US dollars and Euros. Strengthening (weakening) in the Brazilian Real against the US dollar by 10% and 20%, would have increased (decreased) pre-tax net income by $0.6 million and $1.1 million, respectively (2018 – $0.7 million and $1.3 million). Strengthening (weakening) in the Brazilian Real against the Euro by 10% and 20%, would have increased (decreased) pre-tax net income by $0.4 million and $0.8 million, respectively (2018 – $0.4 million and $0.7 million). This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the year. The analysis assumes that all other variables, especially interest rates, are held constant.

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage market risks. At December 31, 2019, the Company’s subsidiaries have entered into foreign exchange collar contracts at zero cost for notional amounts of $336.6 million with an average floor rate of 3.86 R$ / $ and an average cap rate of 4.41 R$ / $ (December 31, 2018 – notional amount of $21.5 million in foreign exchange forward contracts). The maturity dates of these contracts are from January 15, 2020 to July 28, 2021 and are financially settled on a net basis. The fair value of these contracts at December 31, 2019 was nil, (December 31, 2018 – an asset of $0.3 million, which was included in Derivatives in the statement of financial position.) The change in fair value of foreign exchange collar contracts was a loss of $0.3 million for the year ended December 31, 2019 and (a gain of $1.1 million for the year ended December 31, 2018) has been recognized in foreign exchange loss. In addition, in the year ended December 31, 2019, the Company recognized a realized gain of $0.2 million, (a loss of $10.1 million for the year ended December 31, 2018) related to the settlement of foreign currency forward contracts.

Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

The Company is principally exposed to interest rate risk through its senior credit facilities of $136.0 million and Brazilian Real denominated bank loans of $9.8 million. Based on the Company’s net exposure at December 31, 2019, a 1% change in the variable rates would have an impact of $1.5 million on pre-tax annual net income, without consideration of the effects of the swap contracts below.

In order to mitigate the above volatility due to variable rates on loans, as at December 31, 2019, the Company has entered into an interest rate swap contract to manage interest rate risk associated with its Canadian credit facilities. The floating interest on a notional amount of $65 million was swapped for a fixed interest rate of 2.69%. The fair value of this contract at December 31, 2019 was a liability of $1.7 million and was included in Derivatives in the statement of financial position.

In addition, as at December 31, 2019, MCSA has entered into an interest rate and currency swap contract on the Plural Loan. The floating interest on a notional amount of R$12 million was swapped for a fixed interest rate of 9.9% and the BRL currency on the loan was swapped for USD at a rate of 3.9500. The fair value of this contract at December 31, 2019 was a liability of $0.1 million and was included in derivatives in the statement of financial position while the change in the fair value of this contract of $0.1 million was included in Finance Expenses in the statement of operations and comprehensive income.

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Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks. During the year ended December 31, 2019, the Company had entered into commodity swap collar contracts. As at December 31, 2019, these commodity swap collar contracts have all matured and the balance was $nil. The Company recognized a realized loss of $1.4 million for the year ended December 31, 2019 related to the settlement of commodity forward contracts.

For a discussion of additional risks applicable to the Company and its business and operations, including risks related to the Company’s foreign operations, the environment and legal proceedings, see “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2019 and dated March 12, 2020 (the “AIF”).

OTHER FINANCIAL INFORMATION

Off-Balance Sheet Arrangements

As at December 31, 2019, the Company had no material off-balance sheet arrangements.

Contingencies

With the acquisition of MCSA, the Company inherited certain liabilities and MCSA has been subject to a number of claims (including claims related to tax, labour and social security matters and civil action) in the course of its business which individually are not material and have not been accrued for in the Company’s financial statements as it is not probable that a cash outflow will occur. While the Company believes that these claims are unlikely to be successful, if all such existing claims were decided against it, the Company could be exposed to a liability of up to approximately $31.1 million as at December 31, 2019 (December 31, 2018 - $21.9 million), which could have an adverse impact on the Company’s business, financial condition, results of operations, cash flows or prospects.

Outstanding Share Data

At March 12, 2020, the Company had 85,756,978 common shares, 5,081,541 stock options, 2,866,662 warrants, and 438,463 performance share units issued and outstanding.

Related Party Disclosures

For the year ended December 31, 2019, amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

Key management personnel consist of the Company’s directors and officers and their compensation includes director retainer fees and management salaries paid to these individuals, as well as share-based compensation. The aggregate value of compensation paid to key management personnel for the year ended December 31, 2019 was $7.5 million ($5.4 million for the year ended December 31, 2018). In addition, 444,265 options and 171,754 share units were issued to key management personnel during the year ended December 31, 2019 (1,100,155 options and 130,636 share units for the year ended December 31, 2018), with $4.1 million recognized in share-based compensation expense for the year ended December 31, 2019 ($2.3 million for the year ended December 31, 2018).

During the year ended December 31, 2019, key management personnel exercised 286,666 options and 300,000 warrants for cash proceeds to the Company of $0.6 million and $0.4 million, respectively (133,000 options for $0.2 million for the year ended December 31, 2018). During the year ended December 31, 2018, key management personnel converted convertible debentures into 1,476,164 common shares and 369,040 common share purchase warrants. The warrants were subsequently exercised into 369,040 common shares.

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As at December 31, 2019, $3.9 million was payable to key management as incentive compensation and is included in the accounts payable and accrued liabilities in the consolidated financial statements (December 31, 2018 - $2.7 million). Such amounts were unsecured, non-interest bearing and were repaid under normal trade terms.

Subsequent to December 31, 2019, 23,674 deferred share units were issued to directors, and 43,456 options were granted to directors.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

The Company’s significant accounting policies and accounting estimates are contained in the Company’s December 31, 2019 consolidated financial statements. Certain of these policies, such as, capitalization and depreciation of property, plant and equipment and mining interests, derivative instruments, and decommissioning liabilities provisions involve critical accounting estimates because they require management of the Company to make subjective or complex judgments about matters that are inherently uncertain, and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

In preparing its financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of the assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

Critical Judgments

Functional currency

The functional currency of the Company and each of its subsidiaries is the currency of the primary economic environment in which the entities operate. The Company has determined that the functional currency for the Company is the US dollar while the functional currency for MCSA and NX Gold is the Brazilian Real. Assessment of functional currency involves certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

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Legal claims and contingent liabilities

The recognition of legal provisions and contingent liabilities involves the assessment of claims made against the Company and each of its subsidiaries. The recognition of a legal provision, or disclosure of a contingent liability, involves certain judgements to determine the probability of whether a cash outflow will occur. In making this judgment, management has assessed various criteria and also relies on the opinions of its legal advisers to assist in making this assessment.

Key Sources of Estimation Uncertainty

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant. Significant estimates made by management affecting the consolidated financial statements include:

Impairment of property, plant and equipment

The Company evaluates each asset or cash generating unit every reporting period to determine whether there are any indications of impairment. If any such indication exists, which is often judgmental, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use. The evaluation of asset carrying values for indications of impairment includes consideration of both external and internal sources of information, including such factors as market and economic conditions, production budgets and forecasts, and life-of-mine estimates.

When required, the determination of fair value and value in use requires management to make estimates and assumptions about expected production, sales volumes, commodity prices, mineral reserves, operating costs, closure and rehabilitation costs and future capital expenditures. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss.

Mineral reserve and resource estimates including life of mine plan

The Company estimates its mineral reserves and mineral resources based on information compiled by competent individuals. Mineral reserves are used in the calculation of depreciation, impairment assessments and for forecasting the timing of payment of mine closure and rehabilitation costs.

There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the estimation methodology, forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of mineral reserves and may, ultimately, result in changes in the mineral reserves.

The carrying amounts of the Company’s mineral properties, plant and equipment are depleted in part based on recoverable mineral reserve tonnes processed, depending on the use of the asset. Changes to estimates of recoverable quantities of metals, mineral reserve tonnes and depletable costs, including changes resulting from revisions to the Company’s mine plans and changes in metals prices forecasts, can result in a change to future depreciation and depletion rates and may result in impairment charges.

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Mine closure and rehabilitation costs

Significant estimates and assumptions are made in determining the provision for mine closure and rehabilitation as there are numerous factors that will affect the ultimate liability payable. These factors include estimation of the extent and cost of rehabilitation activities, timing of future cash flows, discount rates, inflation rate, and regulatory requirements.

Changes in the above factors can result in a change to the provision recognized by the Company. Changes to mine closure and rehabilitation costs are recorded with a corresponding change to the carrying amounts of related mineral properties, plant and equipment. Adjustments to the carrying amounts of related mineral properties, plant and equipment can result in a change to future depreciation and depletion expense.

Significant assumptions used to determine mine closure and rehabilitation costs are included in Note 11(a) to the consolidated financial statements.

Inventory

The net recoverable value of stockpile inventory and production in work in progress inventory is based on the quantity of recoverable metal inventory which is an estimate based on the tons of ore added and removed from the process, expected grade and recovery rates. The quantity of recoverable metal in finished concentrate inventory is an estimate based on initial weights and assay results. The net recoverable value of these inventories also requires estimates of expected selling prices and, where applicable, costs to complete.

Income taxes

The determination of the Company’s tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgement by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings, which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

New Accounting Standards Adopted in the Current Period

The following new and amended IFRS pronouncements were adopted effective January 1, 2019:

i)	IFRS 16 Leases

IFRS 16 introduces a single, on-balance sheet accounting model for lessees. As a result, the Company, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. The Company may elect to not apply IFRS 16 to leases with a term of less than 12 months, which election is made by underlying class of assets to which the right of use asset relates, or leases where the underlying asset is of low value, which election is made on an asset by asset basis. Lessor accounting remains similar to previous accounting policies.

Previously, the Company determined at contract inception whether an arrangement was or contained a lease under IFRIC 4, Determining Whether an Arrangement contains a Lease. The Company now assesses whether a contract is or contains a lease based on the new definition of a lease. Under IFRS 16, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

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The Company adopted IFRS 16 using the modified retrospective approach. Accordingly, the comparative information presented for 2018 has not been restated. The impact of adoption of IFRS 16 is disclosed in note 2(e) of the consolidated financial statements.

As a result of applying IFRS 16, the Company recognized right-of-use assets of $4.7 million and lease liabilities of $4.7 million upon adoption.

ii)	IFRIC 23 – Uncertainty over Income Tax Treatments

The Company has adopted IFRIC Interpretation 23 (“Interpretation 23”) – Uncertainty over Income Tax Treatments from January 1, 2019. The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. There is no material impact on the financial statements from the adoption of Interpretation 23.

Local Currency Operating Metrics – Presented in Brazilian Real

		2019 - Q4	2019 - Q3	2019	2018 - Q4	2018
Costs (MCSA Operations)
Mining - UG (Pilar)	R$	66,743	60,294	234,887	63,863	201,948
- UG (Vermelhos)		39,864	38,952	140,124	19,288	19,288
- OP		29	761	8,521	16,894	62,867
Processing		22,250	21,309	83,041	23,058	70,583
Indirect		12,822	10,504	46,607	10,783	30,058
Production costs		141,708	131,820	513,180	133,886	384,744
Capex development		(45,009)	(36,108)	(125,918)	(27,815)	(68,705)
By-product credits		(16,876)	(12,720)	(50,823)	(11,090)	(28,310)
Treatment, refining and other		3,895	2,622	7,358	(2,676)	(1,772)
C1 cash costs	R$	83,717	85,614	343,798	92,305	285,957

Breakdown Mined and Processed (tonnes)
UG Mined		675,258	677,535	2,527,386	687,872	1,836,455
OP Mined		-	15,259	727,578	700,732	4,096,723
Total Mined (t):		675,258	692,794	3,254,964	1,388,604	5,933,178
Total Processed (t)		589,065	587,915	2,424,592	777,480	2,257,917
Cu Production (t)		11,526	9,674	42,318	12,104	30,426
UG Mining Total - R$/tonne mined		91.22	93.19	98.56	120.88	120.47
Pilar - R$/tonne mined(1)		78.56	87.91	91.26	n/a	n/a
Vermelhos - R$/tonne mined(1)		118.52	102.63	112.93	n/a	n/a
OP Mining - R$/tonne mined[2]		n/a	49.89	11.71	24.11	15.35
Processing - R$/tonne processed		37.77	36.25	34.25	29.66	31.26
Indirect - R$/tonne processed		21.77	17.87	19.22	13.87	13.31

Footnotes

General - Above only includes amounts from MCSA. NX Gold operations are excluded.

[1]	Starting 2019, the Company breaks out the cost metrics for underground mining between Pilar and Vermelhos.

[2]	There was no OP production in Q4 2019.

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NON-IFRS MEASURES

Financial results of the Company are prepared in accordance with IFRS. The Company utilizes certain non-IFRS measures, including C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce), EBITDA, Adjusted EBITDA, Adjusted net income (loss) attributable to owners of the Company, Adjusted earnings (loss) per share, net debt and working capital, which are not measures recognized under IFRS. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The tables below provide a reconciliation of these non-IFRS measures to the most directly comparable IFRS measures as contained in the Company’s financial statements.

Unless otherwise noted, the non-IFRS measures presented below have been calculated on a consistent basis for the periods presented.

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C1 Cash Cost of Copper Produced (per lb)

C1 cash cost of copper produced (per lb) is the sum of production costs, net of capital expenditure development costs and by-product credits, divided by the copper pounds produced. C1 cash costs reported by the Company include treatment, refining charges, offsite costs, and certain tax credits relating to sales invoiced to the Company’s Brazilian customer on sales. By-product credits are calculated based on actual precious metal sales (net of treatment costs) during the period divided by the total pounds of copper produced during the period. C1 cash cost of copper produced per pound is a non-IFRS measure used by the Company to manage and evaluate operating performance of the Company’s operating mining unit and is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in addition to IFRS measures.

The following table provides a reconciliation of C1 cash cost of copper produced per pound to cost of goods sold, its most directly comparable IFRS measure.

	2019 - Q4	2019 - Q3	2019	2018 - Q4	2018
Reconciliation:
Cost of Product Sold	$35,620	$32,396	$135,607	$36,894	$115,346
Add (less):
Depreciation/amortization/depletion	(11,128)	(9,675)	(40,107)	(9,244)	(34,104)
Incentive payments	(2,870)	-	(2,870)	-	-
Net change in inventory	322	544	1,062	(1,204)	1,491
Transportation costs & other	1,479	902	4,598	1,019	3,083
By-product credits	(4,101)	(3,202)	(12,822)	(2,911)	(7,607)
Treatment, refining, and other	935	632	1,814	(263)	(705)
Foreign exchange translation
adjustments	74	(77)	(70)	2,161	2,001
C1 cash costs	$20,330	$21,520	$87,212	$26,452	$79,505

	2019 - Q4	2019 - Q3	2019	2018 - Q4	2018
Costs
Mining	$25,910	$25,172	$97,308	$28,045	$79,046
Processing	5,406	5,363	21,035	6,052	19,167
Indirect	3,116	2,644	11,581	2,830	8,134
Production costs	34,432	33,179	129,924	36,927	106,347
Capex development	(10,936)	(9,089)	(31,705)	(7,301)	(18,530)
By-product credits	(4,101)	(3,202)	(12,822)	(2,911)	(7,607)
Treatment, refining and other	935	632	1,814	(263)	(705)
C1 cash costs	$20,330	$21,520	$87,212	$26,452	$79,505

Costs per pound
Payable copper produced (lb)(1)	25,411	21,327	93,295	26,685	67,077

Mining	$1.02	$1.18	$1.04	$1.05	$1.18
Processing	$0.21	$0.25	$0.23	$0.23	$0.29
Indirect	$0.12	$0.12	$0.12	$0.11	$0.12
Capex development	$(0.43)	$(0.42)	$(0.34)	$(0.27)	$(0.28)
By-product credits	$(0.16)	$(0.15)	$(0.14)	$(0.11)	$(0.11)
Treatment, refining and other	$0.04	$0.03	$0.02	$(0.04)	$(0.01)
C1 cash cost of copper produced (per lb)	$0.80	$1.01	$0.93	$0.99	$1.19

Footnote

[1] Total includes amount produced from the newly constructed Vermelhos underground mine as of 2018 Q4 and pre-production ore.

ERO COPPER | 2019 ANNUAL REPORT | 33

C1 Cash Cost of Gold produced (per ounce)

C1 cash cost of gold produced (per ounce) is the sum of production costs, net of capital expenditure development costs and silver by-product credits, divided by the gold ounces produced. By-product credits are calculated based on actual precious metal sales during the period divided by the total ounces of gold produced during the period. C1 cash cost of gold produced per pound is a non-IFRS measure used by the Company to manage and evaluate operating performance of the Company’s operating mining unit and is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in addition to IFRS measures.

The following table provides a reconciliation of C1 cash cost of gold produced per ounce to cost of goods sold, its most directly comparable IFRS measure.

	2019 - Q4	2019 - Q3	2019	2018 - Q4	2018
Reconciliation:
Cost of Product Sold	$7,397	$5,982	$27,210	$7,768	$32,265
Add (less):
Depreciation/amortization/depletion	(881)	(1,051)	(5,907)	(1,810)	(11,084)
Incentive payments	(634)	-	(634)	-	-
Net change in inventory	120	235	710	(308)	-
By-product credits	(67)	(47)	(281)	(90)	(354)
Foreign exchange translation adjustments	(18)	(21)	(46)	(150)	(87)
C1 cash costs	$5,917	$5,098	$21,052	$5,410	$20,740

	2019 - Q4	2019 - Q3	2019	2018 - Q4	2018
Costs
Mining	$3,255	$2,791	$11,413	$3,033	$11,958
Processing	2,274	1,821	7,588	1,944	7,290
Indirect	995	850	3,479	668	2,541
Production costs	6,524	5,462	22,480	5,645	21,789
Capex development	(540)	(317)	(1,147)	(145)	(695)
By-product credits	(67)	(47)	(281)	(90)	(354)
C1 cash costs	$5,917	$5,098	$21,052	$5,410	$20,740

Costs per ounce
Payable gold produced (ounces)	6,043	4,356	30,434	10,008	39,808

Mining	$539	$641	$375	$300	$300
Processing	$376	$418	$249	$190	$183
Indirect	$165	$195	$114	$70	$64
Capex development	$(89)	$(73)	$(38)	$(10)	$(17)
By-product credits	$(11)	$(12)	$(9)	$(10)	$(10)
C1 cash cost of gold produced (per ounce)	$980	$1,169	$691	$540	$520

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Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA

EBITDA represents earnings before interest expense, income taxes, depreciation, and amortization. Adjusted EBITDA includes further adjustments for non-recurring items and/or items not indicative to the future operating performance of the Company. The Company believes EBITDA and adjusted EBITDA are appropriate supplemental measures of debt service capacity and performance of its operations.

Adjusted EBITDA is calculated by removing the following income statement items:

-	Recovery of value added taxes

-	Foreign exchange loss (gain)

-	Loss on gold hedge contracts

-	Share based compensation

-	Loss on debt settlement

	2019 - Q4	2019 - Q3	2019	2018 - Q4	2018
Reconciliation:
Net income (loss)	$45,409	$16,307	$92,455	$11,280	$(2,991)
Adjustments:
Finance expenses	2,014	5,206	20,428	6,776	22,562
Tax expense (recovery)	(25,209)	2,825	(17,626)	6,852	5,652
Depreciation/amortization/depletion	12,042	10,768	46,171	15,301	45,297
EBITDA	34,256	35,106	141,428	40,209	70,520
Recovery of value added taxes	-	(21,584)	(21,584)	-	-
Foreign exchange loss (gain)	(4,423)	10,866	5,148	(7,433)	20,713
Loss on gold hedge contracts	15	1,514	1,505	-	-
Share based compensation	1,304	1,353	5,792	723	3,225
Loss on debt settlement	-	-	1,783	5,476	5,476
Adjusted EBITDA	$31,152	$27,255	$134,072	$38,975	$99,934

Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

The Company uses the financial measure “Adjusted net income attributable to owners of the Company” and “Adjusted net income per share attributable to owners of the Company” (“Adjusted EPS”) to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investor and analysts use this information to evaluate the Company’s performance. The Company excludes the following items from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations: i) net recovery of value added taxes, ii) share based compensation iii) unrealized foreign exchange loss (gain) on USD denominated debt in MCSA, iv) unrealized loss (gain) on foreign exchange derivative contracts, v) unrealized loss on gold hedge contracts, and vi) loss on debt settlement. The presentation of Adjusted EPS is not meant to substitute the net income (loss) per share attributable to owners of the Company (“EPS”) presented in accordance with IFRS, but rather it should be evaluated in conjunction with such IFRS measures.

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The following table provides a detailed reconciliation of net income (loss) attributable to owners of the Company as reported in the Company’s consolidated financial statements to adjusted net income attributable to owners of the Company and Adjusted EPS.

	2019 - Q4	2019 - Q3	2019	2018 - Q4	2018
Reconciliation:
Net income (loss) as reported attributable to the owners of the Company	$45,169	$16,280	$91,883	$11,210	$(3,155)
Adjustments for:
Net recovery of value added taxes	-	(17,783)	(17,783)	-	-
Share based compensation	1,304	-	5,792	-	-
Unrealized foreign exchange loss (gain) on USD denominated debt in MCSA	(3,738)	9,559	4,388	(4,816)	9,769
Unrealized loss (gain) on foreign exchange derivative contracts	(1,404)	1,398	249	(3,977)	(1,132)
Unrealized loss (gain) on gold hedge contracts	(677)	719	-	-	-
Loss on debt settlement	-	-	1,776	5,461	5,461
Adjusted net income attributed to owners of the Company	$40,654	$10,173	$86,305	$7,878	$10,943
Weighted average number of common shares - basic	85,620,168	85,505,675	85,244,277	84,736,476	83,927,977
Weighted average number of common shares - diluted	91,670,988	91,320,363	91,390,425	89,191,707	83,927,977
Adjusted earnings per share - basic	$0.47	$0.12	$1.01	$0.09	$0.13
Adjusted earnings per share - diluted	$0.44	$0.11	$0.94	$0.09	$0.12

Net Debt

Net debt is determined based on cash and cash equivalents, restricted cash and loans and borrowings as reported in the Company’s consolidated financial statements. The Company uses net debt as a measure of the Company’s ability to pay down its debt. The following table provides a calculation of net debt based on amounts presented in the Company’s consolidated financial statements as at December 31, 2019 and December 31, 2018.

	December 31,	December 31,
	2019	2018
Cash and cash equivalents	$21,485	$18,941
Restricted cash	1,500	3,000
Less: Current portion of loans and borrowings	(18,984)	(10,602)
Long-term portion of loans and borrowings	(140,386)	(141,632)
Net Debt	$(136,385)	$(130,293)

Working Capital and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company’s working capital and undrawn revolving credit facilities in place. The following table provides a calculation for these based on amounts presented in the Company’s consolidated financial statements as at December 31, 2019 and December 31, 2018.

	December 31,	December 31,
	2019	2018
Current Assets	$75,565	$50,954
Less: Current Liabilities	(80,481)	(60,265)
Working Capital (Deficit)	$(4,916)	$(9,311)
Available undrawn revolving credit facilities	30,000	14,000
Available Liquidity	$25,084	$4,689

Disclosure Controls and Procedures

The Company’s management, with the participation of the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures (“DC&P”). Based on the results of that evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2019, the Company’s DC&P were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized, and reported within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

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Internal Control over Financial Reporting

The Company’s management, with the participation of the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”). The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations and cannot provide absolute assurance that all misstatements and instances of fraud, if any, within the Company have been prevented or detected. The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company uses the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company’s management, under the supervision of the CEO and CFO, has evaluated the design and operating effectiveness of the Company’s ICFR and concluded that the Company’s ICFR were effective as of December 31, 2019.

There were no changes in the Company’s ICFR that materially affected, or are reasonably likely to materially affect, ICFR during Q4 2019.

NOTE REGARDING SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific and technical information in this MD&A relating to Ero’s properties (“Technical Information”) is based on information contained in the following reports:

The report prepared in accordance with NI 43-101 and entitled “2019 Updated Mineral Resources and Mineral Reserves Statements of Mineração Caraíba’s Vale do Curaçá Mineral Assets, Curaçá Valley”, dated November 25, 2019 with an effective date of September 18, 2019, prepared by Rubens Jose De Mendonça, MAusIMM, of Planminas – Projectos e Consultoria em Mineração Ltd. (“Planminas”), Porfirio Cabaleiro Rodrigues, MAIG, Leonardo de Moraes Soares, MAIG, and Bernardo Horta de Cerqueira Viana, MAIG, all of GE21 Consultoria Mineral Ltda. (“GE21”), and each a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (the “Vale do Curaçá Technical Report”).

The report prepared in accordance with NI 43-101 and entitled “Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina”, dated February 3, 2020 with an effective date of September 30, 2019, prepared by Porfirio Cabaleiro Rodrigues, MAIG, Leonardo de Moraes Soares, MAIG, and Paulo Roberto Bergmann, FAusIMM, each of GE21 and a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (the “NX Gold Technical Report”).

The report prepared in accordance with NI 43-101 and entitled “Feasibility Study, Technical Report for the Boa Esperança Copper Project, Pará State Brazil”, dated September 7, 2017 with an effective date of June 1, 2017, prepared by Rubens Mendonça, MAusIMM of SRK Consultores do Brasil Ltda. (“SRK” or “SRK Brazil”) as at the date of the report (now of Planminas) and Carlos Barbosa, MAIG and Girogio di Tomi, MAusIMM, both of SRK Brazil, and each a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (the “Boa Esperança Feasibility Study”).

Reference should be made to the full text of the Vale do Curaçá Technical Report, the NX Gold Technical Report and the Boa Esperança Technical Report, each of which is available for review under the Company’s profile on SEDAR at www.sedar.com.

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The disclosure of Technical Information in this MD&A was reviewed and approved by Ricardo Emerson Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company who is a “qualified person” within the meanings of NI 43-101.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking information includes statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Such forward-looking information includes, without limitation, statements with respect to the Company's expected operations at the Vermelhos and Pilar Mines as well as at the NX Gold Property, drilling plans, plans for the Company's exploration program, timing of any updated mineral resource and reserve updates and technical reports, the Company's ability to service its ongoing obligations, the Company's future production outlook, cash costs, capital resources, expenditures, the impact of new accounting standards and amendments on the Company's financial statements, and current global macroeconomic uncertainty stemming from the onset of Covid-19.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this Press Release including, without limitation, assumptions about: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Vale do Curaçá Property, NX Gold Property and the Boa Esperanҫa Property being as described in the technical reports for these properties; production costs; the accuracy of budgeted exploration and development costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive, global health, and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking information. Such risks include, without limitation the risk factors listed under the heading “Risk Factors” in the AIF.

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking information, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended.

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The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained herein. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

Forward-looking information contained herein is made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking information, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Cautionary Notes Regarding Mineral Resource and Reserve Estimates

In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed or incorporated by reference in this MD&A have been prepared in accordance with NI 43-101 and are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014 (the “CIM Standards”).

Mineral resources which are not mineral reserves do not have demonstrated economic viability. Pursuant to the CIM Standards, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with Measured or Indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an Inferred mineral resource will be upgraded to an Indicated or Measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, Inferred mineral resources may not form the basis of any economic analysis. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.

ADDITIONAL INFORMATION

Additional information about Ero and its business activities, including the AIF, is available under the Company’s profile at www.sedar.com.

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CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

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KPMG LLP

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Ero Copper Corp.

Opinion

We have audited the consolidated financial statements of Ero Copper Corp. (“the Company”), which comprise:

–	the consolidated statements of financial position as at December 31, 2019 and December 31, 2018;

–	the consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for the years then ended; and

–	notes to the consolidated statements, including a summary of significant accounting policies

(Hereinafter referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2019 and December 31, 2018, and its consolidated financial performance and consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditors’ Responsibilities for the Audit of the Financial Statements” section of our auditors’ report.

We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

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Other Information

Management is responsible for the other information. Other information comprises:

–	the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions; and

–	information, other than the financial statements and the auditors’ report thereon, included in a document likely to be entitled “Annual Report”.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.

We obtained the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions as at the date of this auditors’ report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditors’ report. We have nothing to report in this regard.

The information, other than the financial statements and the auditors’ report thereon, included in a document likely to be entitled “Annual Report” is expected to be made available to us after the date of this auditors’ report. If, based on the work we will perform on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact to those charged with governance.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company‘s financial reporting process.

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Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

–	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

–	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

–	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

–	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

–	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represents the underlying transactions and events in a manner that achieves fair presentation.

–	Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

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–	Provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

–	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group Company to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

/s/ KPMG LLP
Chartered Professional Accountants

The engagement partner on the audit resulting in this auditors’ report is Robert Ryan Owsnett, CPA, CA.

Vancouver, Canada

March 12, 2020

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Ero Copper Corp.

Consolidated Statements of Financial Position

(Amounts in thousands of US Dollars, except share and per share amounts)

		As at	As at
ASSETS	Notes	December 31, 2019	December 31, 2018
Current
Cash and cash equivalents		$21,485	$18,941
Restricted cash	9(b)	1,500	3,000
Accounts receivable		7,680	7,219
Inventories	4	19,377	14,645
Derivatives	21	-	254
Other current assets	5	25,523	6,895
		75,565	50,954
Non-Current
Mineral, property, plant and equipment	6	339,516	280,804
Exploration and evaluation assets	7	25,878	25,563
Deposits	11(b)	1,200	1,334
Deferred income tax assets	19	13,099	-
Other non-current assets	18	7,416	1,784
		387,109	309,485
Total Assets		$462,674	$360,439

LIABILITIES
Current
Accounts payable and accrued liabilities	8	$43,694	$36,390
Deferred revenue		-	1,916
Current portion of loans and borrowings	9	18,984	10,602
Current portion of value added, payroll and other taxes payable	10	13,994	11,357
Current portion of derivatives	21	650	-
Current portion of lease liabilities		3,159	-
		80,481	60,265
Non-Current
Loans and borrowings	9	140,386	141,632
Provisions	11	33,581	31,509
Value added, payroll and other taxes	10	5,694	6,593
Derivatives	21	1,059	-
Lease liabilities		487	-
Other non-current liabilities		1,928	807
Deferred income tax liabilities	19	-	15,811
		183,135	196,352
Total Liabilities		263,616	256,617

SHAREHOLDERS’ EQUITY
Share capital	12	120,492	117,944
Equity reserves		(24,489)	(24,755)
Retained earnings		102,220	10,337
Equity attributable to owners of the Company		198,223	103,526
Non-controlling interests		835	296
		199,058	103,822
Total Liabilities and Equity		$462,674	$360,439

Nature of operations (Note 1); Contingencies (Note 11(c)); Subsequent events (Notes 9(c) and 12)

APPROVED ON BEHALF OF THE BOARD:

“David Strang”	,CEO & Director	”Matthew Wubs”	, Director

ERO COPPER | 2019 ANNUAL REPORT | 45

Ero Copper Corp.

Consolidated Statements of Operations and Comprehensive Income (Loss)

(Amounts in thousands of US Dollars, except share and per share amounts)

	Notes	Year ended December 31, 2019	Year ended December 31, 2018
Revenue	13	$284,843	$233,105
Cost of product sold	14	(162,817)	(147,611)
Sales expenses		(4,962)	(3,268)
Gross profit		117,064	82,226

Expenses
General and administrative	15	(32,817)	(29,000)
Share-based compensation	12(a)(b)	(5,792)	(3,225)
Income before the undernoted		78,455	50,001

Other income (expenses)
Finance income		701	1,303
Finance expense	16	(20,428)	(22,562)
Foreign exchange loss	17	(5,148)	(20,713)
Loss on debt settlement	9(a)(b)	(1,783)	(5,476)
Recovery of value added taxes	18	21,584	-
Other income		1,448	108
Income before income taxes		74,829	2,661

Income tax recovery (expense)
Current	19	(10,645)	(2,899)
Deferred	19	28,271	(2,753)
		17,626	(5,652)
Net income (loss) for the year		92,455	(2,991)

Other comprehensive income (loss)
Foreign currency translation loss		(4,941)	(27,801)
Comprehensive income (loss)		$87,514	$(30,792)

Net income (loss) attributable to:
Owners of the Company		91,883	(3,155)
Non-controlling interests		572	164
		$92,455	$(2,991)
Comprehensive income (loss) attributable to:
Owners of the Company		86,962	(30,845)
Non-controlling interests		552	53
		$87,514	$(30,792)
Income (loss) per share attributable to owners of the Company	12(e)
Net income (loss) per share
Basic		$1.08	$(0.04)
Diluted		$1.01	$(0.04)
Weighted average number of common shares outstanding
Basic		85,244,277	83,927,977
Diluted		91,390,425	83,927,977

ERO COPPER | 2019 ANNUAL REPORT | 46

Ero Copper Corp.

Consolidated Statement of Changes in Shareholders’ Equity

(Amounts in thousands of US Dollars, except share and per share amounts)

		Share Capital		Equity Reserves
	Notes	Number of shares	Amount	Contributed surplus	Foreign exchange	Convertible debentures	Retained earnings	Total	Non-controlling interest	Total equity
Balance, December 31, 2017		79,381,339	$113,050	$879	$(962)	$3,011	$14,011	$129,989	$(243)	$129,746
Income (loss) for the year		-	-	-	-	-	(3,155)	(3,155)	164	(2,991)
Other comprehensive loss for the year		-	-	-	(27,690)	-	-	(27,690)	(111)	(27,801)
Total comprehensive loss for the year		-	-	-	(27,690)	-	(3,155)	(30,845)	53	(30,792)
Shares issued for:
Exercise of options and warrants		1,297,861	1,850	(207)	-	-	-	1,643	-	1,643
Convertible debentures	12	4,059,450	3,044	-	-	(3,044)	-	-	-	-
Accrued interest on convertible debentures		-	-	-	-	33	(33)	-	-	-
Stock-based compensation		-	-	3,225	-	-	-	3,225	-	3,225
Reclassification of non-controlling interest allocation		-	-	-	-	-	(486)	(486)	486	-
Balance, December 31, 2018		84,738,650	$117,944	$3,897	$(28,652)	$-	$10,337	$103,526	$296	$103,822
Income for the year		-	-	-	-	-	91,883	91,883	572	92,455
Other comprehensive loss for the year		-	-	-	(4,921)	-	-	(4,921)	(20)	(4,941)
Total comprehensive income for the year		-	-	-	(4,921)	-	91,883	86,962	552	87,514
Shares issued for:
Exercise of options and warrants		964,996	2,548	(605)	-	-	-	1,943	-	1,943
Share-based compensation	12(a)(b)	-	-	5,792	-	-	-	5,792	-	5,792
Dividends to non-controlling interest		-	-	-	-	-		-	(13)	(13)
Balance, December 31, 2019		85,703,646	$120,492	$9,084	$(33,573)	$-	$102,220	$198,223	$835	$199,058

ERO COPPER | 2019 ANNUAL REPORT | 47

Ero Copper Corp.

Consolidated Statements of Cash Flows

(Amounts in thousands of US Dollars, except share and per share amounts)

	Year ended December 31, 2019	Year ended December 31, 2018
Cash Flows from Operating Activities

Net income (loss) for the year	$92,455	$(2,991)

Adjustments for:
Amortization and depreciation	46,171	45,297
Income tax expense (recovery)	(17,626)	5,652
Loss on debt settlement	1,783	5,476
Recovery of value added taxes	(21,584)	-
Write-off of plant and equipment	3,475	3,782
Unrealized derivative contracts	1,427	-
Provisions	(625)	(1,464)
Share-based compensation	5,792	3,225
Finance income	(701)	(1,303)
Finance expenses	20,428	22,562
Foreign exchange loss	5,148	20,713
Derivative contract settlements	(1,011)	(10,119)

Changes in:
Accounts receivable	(756)	(4,616)
Inventories	(5,946)	(5,225)
Other assets	(4,636)	3,192
Accounts payable and accrued liabilities	11,604	6,855
Deferred revenue	(1,882)	1,707
Value added, payroll and other taxes	43	(5,606)
Provision settlements	(1,786)	(1,967)
	131,773	85,170
Income taxes paid	(3,943)	(2,228)
	127,830	82,942

Cash Flows used in Investing Activities
Additions to mineral property, plant and equipment	(105,382)	(97,556)
Additions to exploration and evaluation assets	(892)	(3,616)
Interest received	38	198
Other	(505)	-
	(106,741)	(100,974)

Cash Flows used in Financing Activities
Restricted cash	1,500	(807)
Lease liability payments	(4,082)	-
New loans and borrowings, net of finance costs	37,867	141,488
Loans and borrowings paid	(41,305)	(127,369)
Interest paid on loans and borrowings	(10,276)	(11,522)
Other finance expenses	(3,668)	(10,765)
Issuance of share capital, net of issuance costs	1,943	1,643
	(18,021)	(7,332)

Effect of exchange rate changes on cash and cash equivalents	(524)	(6,842)

Net increase (decrease) in cash and cash equivalents	2,544	(32,206)
Cash and cash equivalents - beginning of year	18,941	51,147
Cash and cash equivalents - end of year	$21,485	$18,941

ERO COPPER | 2019 ANNUAL REPORT | 48

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

1.	Nature of Operations

Ero Copper Corp. (“Ero" or the "Company") was incorporated on May 16, 2016 under the Business Corporations Act (British Columbia) and maintains its head office at Suite 1050, 625 Howe Street, Vancouver, BC, V6C 2T6. The Company’s shares are publicly traded on the Toronto Stock Exchange under the symbol “ERO”.

The Company’s principal asset is its 99.6% ownership interest in Mineração Caraíba S.A. (“MCSA”). The Company also currently owns, directly and indirectly, a 97.6% ownership interest in NX Gold S.A. (“NX Gold”).

MCSA is a Brazilian company which holds a 100% interest in the Vale do Curaçá Property and the Boa Esperança Property (Note 7). MCSA’s predominant activity is the production and sale of copper concentrate from the Vale do Curaçá Property, with gold and silver produced and sold as by-products. The Company currently mines copper ore from the Pilar underground mine (“Pilar UG Mine”) and the Vermelhos underground mine (“Vermelhos UG Mine”). The Boa Esperança Property is located within the municipality of Tucumã in the southeastern part of the state of Pará, Brazil, and consists of a single mineral concession covering an area of 4,034 hectares (“ha”).

NX Gold is a Brazilian gold mining company focused on the exploration and commercialization of gold as its main product and silver as its sub-product. NX Gold wholly owns a 31,096 ha property, located approximately 18 kilometers west of the town of Nova Xavantina, southeastern Mato Grosso State, Brazil, consisting of a single mining concession covering an area of 620 ha, where all gold mining and processing activities occur.

2.	Basis of Preparation

a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee.

These consolidated financial statements were authorized for issue by the Board of Directors of the Company (the “Board”) on March 12, 2020.

b)	Basis of Presentation and Principles of Consolidation

These consolidated financial statements have been prepared on a historical cost basis except for fair-value through-profit-or-loss and derivative financial instruments, which are measured at fair value.

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control over a subsidiary is defined to exist when the Company is exposed to variable returns from involvement with an investee and has the ability to affect the returns through power over the investee. All intercompany balances and transactions are eliminated upon consolidation.

The Company applies the acquisition method to account for business combinations. The consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities assumed and the equity interests issued by the Company, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred.

The Company recognizes identifiable assets acquired and liabilities assumed in a business combination regardless of whether they have been previously recognized in the acquiree’s financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values.

ERO COPPER | 2019 ANNUAL REPORT | 49

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Goodwill arising from acquisitions is the excess of the sum of a) fair value of consideration transferred, b) the recognized amount of any non-controlling interest in the acquiree and c) acquisition-date fair value of any existing equity interest in the acquiree, over the acquisition-date fair values of identifiable net assets. If the fair values of identifiable net assets exceed the sum calculated above, the excess amount would be recognized in profit or loss immediately.

Since the Company does not own 100% of its interests in MCSA and NX Gold, the interest attributable to non-controlling shareholders is reflected in non-controlling interests. Adjustments to non-controlling interests that do not involve the loss of control are accounted for as equity transactions and adjustments are based on a proportionate amount of the net assets of the subsidiary.

c)	Foreign Currency Translation

The functional currency and presentation currency of the Company is the US dollar. The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the statement of financial position date while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in profit or loss.

The functional currency of MCSA and NX Gold is the Brazilian Real (“BRL”). The assets and liabilities of MCSA and NX Gold are translated into the US dollar presentation currency using the rate of exchange at the statement of financial position date while revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in a separate component of shareholders’ equity.

d)	Use of Estimates and Judgments

In preparing these financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of the assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

Critical Judgments

Functional currency

The functional currency of the Company and each of its subsidiaries is the currency of the primary economic environment in which the entities operate. The Company has determined that the functional currency for the Company is the US dollar while the functional currency for MCSA and NX Gold is the Brazilian Real. Assessment of functional currency involves certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

ERO COPPER | 2019 ANNUAL REPORT | 50

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Legal claims and contingent liabilities

The recognition of legal provisions and contingent liabilities involves the assessment of claims made against the Company and each of its subsidiaries. The recognition of a legal provision, or disclosure of a contingent liability, involves certain judgements to determine the probability of whether a cash outflow will occur. In making this judgment, management has assessed various criteria and also relies on the opinions of its legal advisers to assist in making this assessment.

Key Sources of Estimation Uncertainty

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant. Significant estimates made by management affecting the consolidated financial statements include:

Impairment of mineral, property, plant and equipment

The Company evaluates each asset or cash generating unit every reporting period to determine whether there are any indications of impairment. If any such indication exists, which is often judgmental, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use. The evaluation of asset carrying values for indications of impairment includes consideration of both external and internal sources of information, including such factors as market and economic conditions, production budgets and forecasts, and life-of-mine estimates.

When required, the determination of fair value and value in use requires management to make estimates and assumptions about expected production, sales volumes, commodity prices, mineral reserves, operating costs, closure and rehabilitation costs and future capital expenditures. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss.

Mineral reserve and resource estimates including life of mine plan

The Company estimates its mineral reserves and mineral resources based on information compiled by competent individuals. Mineral reserves are used in the calculation of depreciation, impairment assessments and for forecasting the timing of payment of mine closure and rehabilitation costs.

There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the estimation methodology, forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of mineral reserves and may, ultimately, result in changes in the mineral reserves.

The carrying amounts of the Company’s mineral properties, plant and equipment are depleted in part based on recoverable mineral reserve tonnes processed, depending on the use of the asset. Changes to estimates of recoverable quantities of metals, mineral reserve tonnes and depletable costs, including changes resulting from revisions to the Company’s mine plans and changes in metals prices forecasts, can result in a change to future depreciation and depletion rates and may result in impairment charges.

ERO COPPER | 2019 ANNUAL REPORT | 51

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Mine closure and rehabilitation costs

Significant estimates and assumptions are made in determining the provision for mine closure and rehabilitation as there are numerous factors that will affect the ultimate liability payable. These factors include estimation of the extent and cost of rehabilitation activities, timing of future cash flows, discount rates, inflation rate, and regulatory requirements.

Changes in the above factors can result in a change to the provision recognized by the Company. Changes to mine closure and rehabilitation costs are recorded with a corresponding change to the carrying amounts of related mineral properties, plant and equipment. Adjustments to the carrying amounts of related mineral properties, plant and equipment can result in a change to future depreciation and depletion expense.

Significant assumptions used to determine mine closure and rehabilitation costs are included in Note 11(a).

Inventory

The net recoverable value of stockpile inventory and production in work in progress inventory is based on the quantity of recoverable metal inventory which is an estimate based on the tons of ore added and removed from the process, expected grade and recovery rates. The quantity of recoverable metal in finished concentrate inventory is an estimate based on initial weights and assay results. The net recoverable value of these inventories also requires estimates of expected selling prices and, where applicable, costs to complete.

Income taxes

The determination of the Company’s tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgement by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings, which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

e)	Changes in Accounting Standards Adopted During the Year

The following new and amended IFRS pronouncements were adopted effective January 1, 2019:

IFRS 16 Leases

IFRS 16 introduces a single, on-balance sheet accounting model for lessees. As a result, the Company, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. The Company may elect to not apply IFRS 16 to leases with a term of less than 12 months, which election is made by underlying class of assets to which the right of use asset relates, or leases where the underlying asset is of low value, which election is made on an asset by asset basis. Lessor accounting remains similar to previous accounting policies.

Previously, the Company determined at contract inception whether an arrangement was or contained a lease under IFRIC 4, Determining Whether an Arrangement contains a Lease. The Company now assesses whether a contract is or contains a lease based on the new definition of a lease. Under IFRS 16, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

ERO COPPER | 2019 ANNUAL REPORT | 52

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

The Company’s accounting policy in Note 3(m) has been updated to reflect the Company’s new accounting policies under IFRS 16.

Transition

The Company adopted IFRS 16 using the modified retrospective approach. Accordingly, the comparative information presented for 2018 has not been restated.

On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of which transactions are leases. Accordingly, IFRS 16 was applied only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after January 1, 2019.

As a lessee, the Company previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under IFRS 16, the Company recognizes right-of-use assets and lease liabilities for most leases. However, the Company has elected not to recognize right-of-use assets and lease liabilities for some leases of low-value assets and with a term of less than 12 months. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

The Company leases various assets including equipment, offices and properties that had previously been classified as operating leases under IAS 17. On transition lease liabilities for these leases were measured at the present value of remaining lease payments, discounted at the Company’s or subsidiary’s incremental borrowing rate as of January 1, 2019. The average incremental borrowing rate at January 1, 2019 used for base calculations was 10%. The Company elected to measure the right-of-use assets at an amount equal to the lease liability.

The Company used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term.

•	Applied a single discount rate to a portfolio of leases with reasonably similar characteristics (such as leases with a similar remaining lease term for a similar class of underlying asset in a similar economic environment).

•	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

The Company did not have any leases classified as finance leases under IAS 17 on the adoption date.

The Company presents right-of-use assets in mineral, property, plant and equipment in the statement of financial position, the same line item as it presents underlying assets of the same nature that it owns. The Company presents lease liabilities as a separate line item on the statement of financial position.

ERO COPPER | 2019 ANNUAL REPORT | 53

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

The impact on transition is summarized below:

	December 31, 2018	IFRS 16 adjustments	January 1, 2019
Mineral, property, plant and equipment	$280,804	$4,708	$285,512
Current portion of lease liabilities	-	4,221	4,221
Lease liabilities (long-term)	-	487	487

January 1, 2019
Operating lease commitments at December 31, 2018	$221
Arrangements reassessed as leases	4,914
Effect of discounting using the incremental borrowing rate at January 1, 2019	(427)
Lease liabilities recognized as IFRS 16 adjustment at January 1, 2019	$4,708

IFRIC 23 – Uncertainty over Income Tax Treatments

The Company has adopted IFRIC Interpretation 23 (“Interpretation 23”) – Uncertainty over Income Tax Treatments from January 1, 2019. The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. There is no material impact on the financial statements from the adoption of Interpretation 23.

3.	Significant Accounting Policies

a)	Revenue

Revenue is generated from the sale of sale of metals in concentrate and gold doré. The Company’s performance obligations relate primarily to the delivery of the concentrate or gold doré to customers, with each shipment representing a separate performance obligation.

Revenue from the sale of metals in concentrate and gold doré is recognized at the point the customer obtains control of the product. Control is transferred when title has passed to the purchaser, the product is physically delivered to the customer, the customer controls the risks and rewards of ownership and the Company has a present right to payment for the product which is generally when the concentrate or ore is delivered to a location designated by the customer.

The sales amount is typically based on quoted market and contractual prices which are fixed at the time the shipment is received at the customers’ premises. In certain circumstances the sales price of metals in concentrate may be determined in a period subsequent to the date of sale (provisionally priced sales) based on the terms of specific copper concentrate contracts. Provisionally priced sales are recognized based on an estimate of metal contained using forward market prices corresponding with the expected date that final sales prices will be fixed. The period between provisional pricing and final settlement can be up to one month. The settlement receivable is recorded at fair value each reporting period by reference to forward market prices until the date of final pricing, with the changes in fair value recorded as an adjustment to revenue.

b)	Tax Incentives

The Company receives certain tax incentives in Brazil. These tax incentives are recognized in profit or loss in the period the incentives are received or receivable and recorded against the expenditure that they are intended to compensate.

ERO COPPER | 2019 ANNUAL REPORT | 54

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

c)	Finance Income and Finance Expense

Finance income includes interest on cash and cash equivalents, restricted cash and financial investments, and gains related to changes in the fair value of financial assets measured at fair value through profit. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance expense comprise interest expense on loans and borrowings, unwinding of the discount on provisions and leases, commitment fees and losses related to changes in the fair value of financial assets measured at fair value through profit or loss. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

d)	Employee Benefits

Short-term employee benefit obligations are recognized as personnel expenses as the corresponding service is provided. Liabilities are recognized at the amount that is expected to be paid if the Company has a present legal or constructive obligation to pay that amount based on past services rendered by the employee, and the obligation can be estimated reliably. There are no long-term employee benefit plans.

e)	Taxation

Income tax expense comprises current and deferred tax. Current income tax is the expected tax payable or receivable on the taxable income or loss for the year using tax rates enacted or substantively enacted at the reporting date.

Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted at the reporting date. Deferred income tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity. Deferred income tax is not recognized for the initial recognition of assets or liabilities in a transaction that is not a business combination and that effects neither accounting nor taxable income or loss, differences related to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future and taxable differences arising from the initial recognition of goodwill.

A deferred income tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

f)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of consumable inventory is determined on a weighted average acquisition cost basis. Cost of stockpile inventory, products in progress and finished goods is determined based on a weighted average production cost basis and includes the cost of mining and processing ore including direct labour and materials; depreciation and amortization; and an appropriate share of production overheads based on normal operating capacity.

Net realizable value of stockpile inventory, products in progress and finished goods is the estimated selling price in the ordinary course of business, less estimated completion costs and selling expenses.

ERO COPPER | 2019 ANNUAL REPORT | 55

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Provisions for low turnover or obsolete supplies and consumables inventory are established by management as deemed necessary.

g)	Mineral, Property, Plant and Equipment

Mineral, property, plant and equipment is measured at acquisition or construction cost, including capitalized borrowing costs, less accumulated depreciation and accumulated impairment losses.

i)  Acquisition and disposal

The cost of mineral, property, plant and equipment include expenditures directly attributable to an asset’s acquisition. The cost of assets constructed by Company includes the cost of materials and direct labor, any other costs to bring the asset in the place and conditions required to be operated in the manner intended by management, costs of disassembly and restoration of the site and borrowing costs on qualifying assets.

When parts of mineral, property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of mineral, property, plant and equipment.

Gains and losses on disposal of mineral, property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of equipment and are recognized net within other income.

ii)  Subsequent costs

The cost of replacing plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the item will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced item is derecognized. The costs of the day-to-day servicing of equipment are included in profit or loss.

iii)  Development and construction in progress

When economically viable mineral reserves have been determined and the decision to proceed with development has been approved, exploration and evaluation assets are first assessed for impairment, then reclassified to construction-in-progress or mineral properties. The expenditures related to development and construction are capitalized as construction-in-progress and are included within mineral, property, plant and equipment. Costs associated with the commissioning of new assets incurred before they are operating in the way intended by management, including directly attributable costs of testing, are capitalized. Construction-in-progress includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for its intended use including advances on long-lead items. Construction-in-progress is not depreciated.

Once the asset is operating in the way intended by management, construction-in-progress costs are reclassified to mineral properties or plant and equipment.

Pre-production costs of removing overburden to access ore in the open pit mines and developing access headings in the underground mines are capitalized as pre-production stripping or development costs respectively and are included within mineral, property, plant and equipment. Revenues earned during pre-production periods are also capitalized.

ERO COPPER | 2019 ANNUAL REPORT | 56

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

iv)  Mineral properties

Mineral properties consist of the cost of acquiring and developing mineral properties. Once in production, mineral properties are amortized on a units-of-production basis over the component of the ore body to which they relate.

v)  Stripping costs and development in the production phase

Where open pit production stripping or underground development activities do not result in inventory produced, but does provide improved access to the ore body, the costs are classified as mineral properties when these activities meet all of the following criteria: (1) it is probable that the future economic benefit associated with the activity will flow to the Company; (2) the Company can estimate the mineral reserve of the ore body for which access has been improved; and (3) the costs relating to the activity associated with that mineral reserve can be measured reliably.

For underground mines, costs incurred to access a mineral reserve of the ore body are capitalized to mineral properties or construction-in-progress and are depreciated on a units-of-production basis over the expected useful life of the identified mineral reserve of the ore body to which access has been improved as a result of the development activity. For open pit mines, stripping costs are capitalized to mineral properties or construction-in-progress until an average stripping ratio is achieved (waste/ore) for the mine. After the stripping ratio is achieved, all stripping costs are classified as production costs. The capitalized stripping costs are depreciated over the related mineral reserves accessed by the stripping activity.

vi)  Mine closure and rehabilitation costs

The Company’s provision for mine closure and rehabilitation liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of a mine’s life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

vii)  Depreciation

Items of mineral, property, plant and equipment are depreciated on a straight-line method based on the estimated economic useful life of each component as follows:

Buildings	Up to 25 years
Mining equipment	4 years
Mobile equipment & other assets	5 years
Mineral properties	Units of production
Mine closure and rehabilitation costs	Units of production or period until remediation
Right of use assets	Shorter of the term of lease and life of asset

The depletion of mineral, properties and mine closure and rehabilitation costs is determined based on the ratio of tons of copper/kg of gold contained in the ore mined and total proven and probable mineral reserve tonnes of contained copper/kg of contained gold.

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

ERO COPPER | 2019 ANNUAL REPORT | 57

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

h)	Exploration and Evaluation Assets

Exploration and evaluation costs relate to the initial search for a mineral deposit, the cost of acquisition of a mineral property interest or exploration rights and the subsequent evaluation to determine the economic potential of the mineral deposit. The exploration and evaluation stage commences when the Company obtains the legal right or license to begin exploration and subsequently exploration and evaluation expenses are capitalized as exploration and evaluation assets. Costs incurred prior to the Company obtaining the legal rights are expensed.

When the exploration and evaluation of a mineral property indicates that development of the mineral property is technically and commercially feasible, the future economic benefits are probable, and the Company has the intention and sufficient resources to complete the development and use or sell the asset, the related costs are transferred from exploration and evaluation assets to mineral property, plant and equipment.

Management reviews the carrying value of capitalized exploration costs for indicators that the carrying value is impaired at least annually and when facts and circumstances suggest that the carrying amount may exceed the recoverable amount. The review is based on the Company’s intentions for further exploration and development of the undeveloped property, results of drilling, commodity prices and other economic and geological factors. Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If a property does not prove viable, all non-recoverable costs associated with the project, net of any previous impairment provisions, are written off.

i)	Financial Instruments

Non-derivative financial assets

The Company classifies its financial assets in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. Measurement and classification of financial assets is dependent on the Company’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. Financial assets are derecognized when they mature or are sold, and substantially all the risks and rewards of ownership have been transferred.

Fair values

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

When measuring the fair value of an asset or liability, the Company uses observable market data, as much as possible. Fair values are classified into different levels in a hierarchy based on the inputs used in the valuation techniques, as follows:

•	Level 1: quoted prices (without adjustments) in active markets for identical assets or liabilities.

•	Level 2: inputs other than Level 1 quoted prices, that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs, for assets or liabilities, that are not based on observable market information (non-observable inputs).

ERO COPPER | 2019 ANNUAL REPORT | 58

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

The Company recognizes transfers between levels of the hierarchy of fair value at the end of the reporting period during which the change occurred.

When applicable, additional information on the assumptions used in the fair value calculations are disclosed in the specific notes of the corresponding asset or liability.

Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the income statement. Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in profit or loss in the period in which they arise. Derivatives are also categorized as FVTPL unless they are designated as hedges.

Financial assets at FVTOCI

Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. Gains or losses on financial assets classified as FVTOCI remain within accumulated other comprehensive income following the derecognition of the investment.

Financial assets at amortized cost

Financial assets at amortized cost are initially recognized at fair value and subsequently carried at amortized cost less any impairment. They are classified as current assets or non-current assets based on their maturity date. Gains and losses on derecognition of financial assets classified amortized cost are recognized in profit or loss.

Financial liabilities

Financial liabilities are recognized initially at fair value, net of transaction costs incurred, and are subsequently measured at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method.

Derivative instruments

Derivative instruments, including embedded derivatives in executory contracts or financial liability contracts, are classified as at FVTPL and, accordingly, are recorded in the statement of financial position at fair value. Unrealized gains and losses on derivatives not designated in a hedging relationship are recorded as part of the revenue or expense item to which the derivative relates, depending on the nature of the derivative. Fair values for derivative instruments are determined using inputs based on market conditions existing at the balance sheet date or settlement date of the derivative. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract.

Trade receivables related to provisionally priced sales are measured at fair value with changes recognized in profit or loss.

Compound instruments

Equity components of compound instruments, such as convertible debt, are separated from the debt host contract using the residual method. The Company determines the fair value of the debt component by discounting the expected principal and interest payments using an appropriate discount rate reflective of debt instruments with similar risks but without the equity component. The difference between the proceeds received and the amount assigned to the debt component is allocated to the equity component.

ERO COPPER | 2019 ANNUAL REPORT | 59

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares and share options are recognized as a deduction from equity, net of any tax effects. The Company includes the value of share purchase warrants included in the issuance of equity units, which consist of common shares and warrants, in share capital.

Classification and Measurement Changes

The Company has assessed the classification and measurement of its financial assets and financial liabilities under IFRS 9 in the following table:

Measurement Category
Financial Assets:
Cash, cash equivalents and restricted cash	Amortized cost
Trade receivables	Amortized cost
Deposits	Amortized cost
Other non-current assets - term deposits	Amortized cost
Financial Liabilities:
Trade payables	Amortized cost
Loans and borrowings	Amortized cost
Derivatives	Fair value through profit or loss

Cash and cash equivalents, restricted cash and deposits

Cash is comprised of cash on hand and demand deposits. Cash equivalents, restricted cash and deposits are short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in fair value.

Trade receivables

Trade receivables relate to amounts receivable from sales with fixed or determinable payments that are not quoted in an active market. These receivables are non-interest bearing and are recognized at face amount, except when fair value is materially different, and are subsequently measured at amortized cost. Trade receivables recorded are net of lifetime expected credit losses.

Other non-current assets – term deposits

Term deposits are directly related to loan agreements with a Brazilian financial institution which requires the establishment of a reserve fund. Redemptions of financial investments are conditional on the Company making the scheduled loan repayments. These term deposits are classified as, and subsequently measured at, amortized cost. These term deposits are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method, less any impairment losses.

ERO COPPER | 2019 ANNUAL REPORT | 60

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

j)	Impairment

i)	Financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to twelve months’ expected credit losses. For trade receivables the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized. The expected lifetime credit loss provision for trade receivables is based on historical counterparty default rates and adjusted for relevant forward-looking information, when required. As the Company’s three primary significant customers are considered to have a low default rate and historical default rates are low, the lifetime expected credit loss allowance for trade receivables is nominal as at December 31, 2019. Accordingly, the Company did not record a provision for expected credit losses for trade receivables.

ii)	Non-Financial assets

At each reporting date the carrying amounts of the Company’s mineral, property, plant and equipment and exploration and evaluation assets are reviewed to determine whether there is any indication that those assets are impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use, which is the present value of future cash flows expected to be derived from the asset or its related cash generating unit. For purposes of impairment testing, assets are grouped at the lowest levels that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the associated assets are reduced to their recoverable amount and the impairment loss is recognized in the profit or loss for the period.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment charge is reversed through profit or loss only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of any applicable depreciation, if no impairment loss had been recognized.

k)	Provisions

i)	Mine closure and rehabilitation provision

The Company records the present value of estimated costs of legal and constructive obligations related to mine closure and rehabilitation in the period in which the obligation occurs. Mine closure and rehabilitation activities include facility decommissioning and dismantling; removal and treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; and related costs required to perform this work and/or operate equipment designed to reduce or eliminate environmental effects. The provision is adjusted each period for new disturbances, and changes in regulatory requirements, the estimated amount of future cash flows required to discharge the obligation, the timing of such cash flows and the pre-tax discount rate specific to the liability. The unwinding of the discount is recognized in profit or loss as a finance expense.

ERO COPPER | 2019 ANNUAL REPORT | 61

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

When the provision is initially recognized, the corresponding cost is capitalized by increasing the carrying amount of the related asset and is amortized to profit or loss on a unit-of-production basis.

ii)	Other provisions

Other provisions are recognized, based on a past event, when the Company has a legal or constructive obligation that can be estimated reliably, and it is probable that an economic mineral resource will be required to settle the obligation. Provisions are measured by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and specific risks for the liability. The discount is unwound over the period over which the cash flows are expected to be incurred with the related expense included in finance expense.

l)	Share-Based Compensation

The grant date fair value of share-based payment awards granted to employees and consultants, including directors and officers, is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be performed or satisfied such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

m)	Leases

A contract is or contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain re-measurements of the lease liability. The cost of the right-of-use asset includes the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, less any lease incentives received, any initial direct costs; and if applicable, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The incremental borrowing rate reflects the rate of interest that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

ERO COPPER | 2019 ANNUAL REPORT | 62

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

The Company does not recognize right-of-use assets and lease liabilities for leases of low-value assets and leases with lease terms that are less than 12 months. Lease payments associated with these leases are instead recognized as an expense over the lease term on either a straight-line basis, or another systematic basis if more representative of the pattern of benefit.

The Company has applied judgement to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.

n)	Income (Loss) per Share

Basic income (loss) per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted income (loss) per common share is calculated by adjusting the weighted average number of common shares outstanding for the effect of conversion of all potentially dilutive share equivalents, such as stock options and warrants, and assumes that the receipt of proceeds upon exercise of the options are used to repurchase common shares at the average market price during the period. The net effect of the shares issued less the shares assumed to be repurchased is added to the basic weighted average shares outstanding. For convertible instruments, the common shares to be included in the diluted per share calculation assumes that the instrument is converted at the beginning of the period (or the issue date if later). For Share Units (as defined herein, see note 12(b)), the common shares to be included in the diluted per share calculation is based on the number of shares that would be issuable if the reporting date were the end of the vesting period. The profit or loss attributable to common shareholders is adjusted to eliminate related interest costs of dilutive securities recognized in profit or loss for the period.

4. Inventories

	December 31, 2019	December 31, 2018
Supplies and consumables	$13,878	$11,641
Stockpile	2,556	1,116
Work in progress	2,164	543
Finished goods	779	1,345
	$19,377	$14,645

5. Other Current Assets

	December 31, 2019	December 31, 2018
Advances to suppliers	$1,046	$766
Prepaid expenses	4,779	2,188
Advances to employees (a)	2,829	1,349
Value added federal taxes recoverable (b)	16,869	2,592
	$25,523	$6,895

(a)	Advances to employees include short term advances of salary, vacation and other benefits granted to employees of the Company’s Brazilian subsidiaries.

(b)	$12.2 million of this balance relates to a recent favourable legal decision that recognizes MCSA’s right to a tax credit as a result of historical over-payments. MCSA will be able to use these tax credits against a variety of taxes, including income taxes and taxes on future sales (note 18).

ERO COPPER | 2019 ANNUAL REPORT | 63

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

6. Mineral, Property, Plant and Equipment

					Mobile
		Mining	Mineral	Projects in	Equipment &	Mine Closure	Right-of-Use
	Buildings	Equipment	Properties	Progress	Other Assets	Costs	Assets	Total
Cost:
Balance at December 31, 2017	$16,229	$46,576	$144,366	$55,705	$10,548	$12,570	$-	$285,994
Reclassification of NX Gold amounts from assets held for sale	1,661	2,443	28,216	-	102	647	-	33,069
Additions	471	33,451	3,694	61,898	1,446	1,109	-	102,069
Disposals	-	(1,008)	(313)	(1,655)	(1,085)	-	-	(4,061)
Transfers	-	2,695	63,008	(65,703)	-	-	-	-
Foreign exchange	(2,622)	(9,310)	(29,072)	(8,098)	(1,175)	(1,985)	-	(52,262)
Balance at December 31, 2018	15,739	74,847	209,899	42,147	9,836	12,341	-	364,809
Adoption of IFRS 16 (note 2(e))	-	-	-	-	-	-	4,708	4,708
Additions	-	15,429	5,255	91,392	1,348	2,266	3,220	118,910
Disposals	-	(1,819)	-	(2,267)	(1,414)	-	(463)	(5,963)
Transfers	2,532	18,313	55,754	(76,672)	73	-	-	-
Foreign exchange	(662)	(3,595)	(9,516)	(1,895)	(362)	(500)	(234)	(16,764)
Balance at December 31, 2019	$17,609	$103,175	$261,392	$52,705	$9,481	$14,107	$7,231	$465,700

Accumulated depreciation:
Balance at December 31, 2017	$(1,083)	$(9,057)	$(19,155)	$-	$(1,696)	$(620)	$-	$(31,611)
Reclassification of NX Gold amounts from assets held for sale	(1,660)	(1,922)	(8,092)	-	(93)	(581)	-	(12,348)
Depreciation expense	(985)	(8,657)	(34,242)	-	(1,652)	(1,092)	-	(46,628)
Disposals	-	556	-	-	2	-	-	558
Foreign exchange	459	2,100	2,891	-	301	273	-	6,024
Balance at December 31, 2018	(3,269)	(16,980)	(58,598)	-	(3,138)	(2,020)	-	(84,005)
Depreciation expense	(922)	(11,032)	(29,286)	-	(1,582)	(1,033)	(3,869)	(47,724)
Disposals	-	1,196	-	-	3	-	14	1,213
Foreign exchange	144	1,217	2,591	-	145	95	140	4,332
Balance at December 31, 2019	$(4,047)	$(25,599)	$(85,293)	$-	$(4,572)	$(2,958)	$(3,715)	$(126,184)
Net book value December 31, 2018	$12,470	$57,867	$151,301	$42,147	$6,698	$10,321	$-	$280,804
Net book value December 31, 2019	$13,562	$77,576	$176,099	$52,705	$4,909	$11,149	$3,516	$339,516

ERO COPPER | 2019 ANNUAL REPORT | 64

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

6. Mineral, Property, Plant and Equipment (continued)

Of the $118.9 million in mineral, property, plant and equipment purchases during the year ended December 31, 2019, $8.6 million was obtained through financing arrangements directly from equipment suppliers.

Certain equipment is secured for the equipment finance loans (note 9).

Included in mineral, property, plant and equipment is $7.3 million (December 31, 2018 - $10.4 million) related to the value of mineral resources beyond proven and probable reserves not currently being amortized. During the year ended December 31, 2019, $3.1 million (year ended December 31, 2018 - $8.2 million) was transferred from mineral resources to amortizable mineral reserves as a result of an update to MCSA’s proven and probable reserves during the year. In addition, $52.7 million (December 31, 2018 - $42.1 million) related to projects in progress are not currently being amortized.

7. Exploration and Evaluation Assets

Exploration and evaluation assets relate to the Boa Esperança Property located in the Municipality of Tucumã, in the state of Pará, Brazil which consists of a single mineral concession. This prospective copper/gold property is in advanced stages of exploration with various geological mineral resource studies and is the subject of a completed feasibility study.

8. Accounts Payable and Accrued Liabilities

	December 31, 2019	December 31, 2018
Trade suppliers	$21,811	$19,007
Payroll and related charges	20,058	14,802
Other accrued liabilities	1,818	2,581
	$43,687	$36,390

ERO COPPER | 2019 ANNUAL REPORT | 65

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

9. Loans and Borrowings

						Carrying value	Carrying value
					Principal to	December 31,	December 31,
Description	Denomination	Security	Time to Maturity	Coupon rate	be repaid	2019(1)	2018
Bank loan (at acquisition)	USD	Unsecured	-	7.50%	$-	$-	$558
Bank loan (at acquisition)	BRL R$	Secured	-	7.50%	-	-	8,607
Bank loan (at acquisition)	BRL R$	Unsecured	83 months	CDI + 0.5%	6,736	5,941	6,969
Bank loan (NX Gold)	BRL R$	Unsecured	-	95% CDI	-	-	106
Bank loan (MCSA)	USD	Unsecured	12 months	4.43%	1,500	1,503	3,000
Bank loan (MCSA)	BRL R$	Unsecured	2 months	CDI + 3.7%	204	204	1,484
Line of credit (NX Gold)	BRL R$	Unsecured	9 months	15.00%	645	670	-
Equipment finance loan (Plural)	BRL R$	Secured	23 months	CDI + 7.0%	2,853	2,892	-
Equipment finance loans	BRL R$	Secured	1 - 50 months	11.88%-16.49%	5,400	5,585	1,346
Equipment finance loans	EURO	Secured	8-36 months	5.5%-7.0%	3,945	3,996	3,645
Equipment finance loans	USD	Secured	29-38 months	6.99%-7.95%	4,094	4,125	2,994
Senior non-revolving credit facility	USD	Secured	48 months	LIBOR + 2.75%-4.75%	80,000	79,091	79,056
Senior revolving credit facility	USD	Secured	36 months	LIBOR + 2.75%-4.75%	56,000	55,363	44,469

Total					$161,377	$159,370	$152,234
Current portion:						$18,984	$10,602
Non-current portion:						$140,386	$141,632

(1)  Carrying value includes accrued interest.

	December 31, 2019	December 31, 2018
Balance, beginning of year	$152,234	$139,166
Reclassification of NX Gold amounts from assets held for sale	-	2,071
New senior non-revolving credit facility	-	78,837
New senior revolving credit facility, net	10,565	44,346
New equipment finance loans	24,890	11,652
New bank loans	10,976	4,581
Debt extinguishment	-	(124,697)
Principal and interest payments	(51,581)	(19,670)
Interest accretion	11,236	14,965
Loss on debt settlement	1,783	5,476
Effect of foreign exchange rate changes	(733)	(4,493)
Balance, end of period	$159,370	$152,234

(a)       Senior credit facility

In December 2018, the Company replaced the $50 million senior secured non-revolving credit facility completed on December 29, 2017 with a new $130 million facility from a syndicate of Canadian financial institutions. The facility is comprised of an $80 million senior secured amortizing non-revolving credit facility (“Term Facility”) and a $50 million senior secured revolving term credit facility (“Revolving Credit Facility”) (collectively the “Facilities”). The Term Facility has a 5-year term with equal quarterly principal payments of $6.2 million beginning on December 13, 2020, while the Revolving Credit Facility is payable at maturity on December 13, 2022. The Facilities bear interest on a sliding scale at a rate of LIBOR plus 2.75% to 4.75% depending on the Company’s consolidated leverage ratio at the time. The Company incurred transaction costs associated with the Facilities of $2.3 million which have been included in the carrying value of the Facilities and are being amortized using an effective interest rate of 5.64%. The settlement of the previous $50 million senior secured non-revolving credit facility resulted in a loss on settlement of $1.8 million.

In January 2019, the Company entered into an interest rate swap transaction with a Canadian financial institution whereby the floating LIBOR interest on a notional amount of $65 million was swapped for a fixed interest rate of 2.69%. This interest rate swap transaction is in effect for the term of the Term Facility, with the notional amount reduced as principal payments are made. Settlements are being made on a quarterly basis.

ERO COPPER | 2019 ANNUAL REPORT | 66

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

During the second quarter of 2019, the Company refinanced a loan held by the Company’s subsidiary, MCSA, by extending the Revolving Credit Facility. The credit limit of the Revolving Credit Facility was increased by $20.0 million to $70.0 million. All other terms of the Facilities remained unchanged. Upon completion of the amendment, the Company drew $11.0 million to repay certain of its bank loans held by MCSA. As at December 31, 2019, the Company had a remaining $14.0 million undrawn on this secured Revolving Credit Facility.

The Facilities are secured by pledges of shares of MCSA and NX Gold. The Company is required to comply with certain financial covenants. As of the date of these consolidated financial statements, the Company is in compliance with these covenants.

(b)  Bank loans and equipment finance loans

The bank loans (at acquisition) relate to the Company’s subsidiary, MCSA, and were recognized at the date the Company acquired MCSA at fair value and have subsequently been recognized at amortized cost, net of settlements. Interest is being recognized using the effective interest rate method at an interest rate of 11.29% for the remaining such loan at December 31, 2019.

In June 2019, the Company repaid one of MCSA’s bank loans (at acquisition) in full using funds from the Company’s Revolving Credit Facility and recognized a loss on settlement of $1.8 million. During the year ended December 31, 2018, the Company acquired and/or settled certain of the MCSA bank loans (at acquisition) with a carrying value of $68.8 million. The settlement of these loans resulted in a loss of $3.7 million.

As per the terms of one of MCSA’s bank loans, the Company is required to maintain a separate debt service bank account with sufficient funds to guarantee scheduled principal payments by MCSA. At December 31, 2019, $1.5 million was on deposit in said designated debt service account and is presented as restricted cash in the statement of financial position.

MCSA is required to comply with certain financial covenants which MCSA is in compliance with at December 31, 2019. The equipment finance loans are secured by the corresponding equipment relating to them and a guarantee by the Company.

(c)  MCSA and NX Gold lines of credit

At December 31, 2019, the Company’s subsidiaries MCSA and NX Gold have the following credit facilities available:

MCSA entered into a credit agreement for a line of credit of up to BRL $30.0 million at an interest rate of CDI (“Brazilian Interbank Deposit Rate”) + 9% per annum. MCSA may drawdown on this line of credit at any time until November 30, 2020. In addition, MCSA also entered into a second credit agreement for a total line of credit of up to BRL $30.0 million at an interest rate of 14.98% per annum. MCSA may drawdown on this line of credit at any time until August 27, 2020. The Company and NX Gold provide unsecured guarantees for these credit agreements. At December 31, 2019, no amounts had been drawn from either of these credit facilities

NX Gold entered into an agreement for a line of credit of up to BRL $7.5 million at an interest rate of 14.98% per annum. NX Gold may drawdown on this line of credit at any time until August 27, 2020. As at December 31, 2019, BRL $2.7 million ($0.7 million) has been drawn from NX Gold’s line of credit.

Subsequent to December 31, 2019, NX Gold entered into a credit agreement for a line of credit of up to BRL $7.5 million at an interest rate of 14.34% per annum. NX Gold may drawdown on this line of credit at any time until February 22, 2021. NX Gold is using BRL $1.5 million of this line of credit to provide a letter of credit to a supplier until January 31, 2022. The Company provides unsecured guarantees for these credit agreements.

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Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(d)  Plural loan

During the quarter ended December 31, 2019, MCSA secured a new equipment finance loan with Plural Bank for BRL $12.0 million for a term of 24 months and at an interest rate of 7% + CDI per annum. Concurrently, MCSA entered into an interest rate swap transaction and a foreign exchange swap transaction with Plural Bank whereby the floating interest of 7% + CDI on a notional amount of BRL $12.0 million was swapped for a fixed interest rate of 9.90%, and a notional principal amount of BRL $12.0 million was swapped for the USD currency at a rate of 3.9500. This interest rate and foreign exchange swap transactions are in effect for the term of the loan.

(e)  Debt repayments

Repayments of the principal portion of loans and borrowings is as follows:

2020	$18,984
2021	30,318
2022	83,286
2023	25,918
2024	1,004
2025 and beyond	1,867
$161,377

10. Value Added, Payroll and Other Taxes

	December 31, 2019	December 31, 2018
Value-added taxes payable	$2,865	$2,873
Tax based on net sales of copper and gold	5,287	3,064
Federal sales tax	-	1,984
Social security installments (a)	9,519	8,744
Income taxes	1,108	944
Other taxes	909	341
Total value added, payroll and other taxes	19,688	17,950
Less: current portion of value added, payroll and other taxes	13,994	11,357
Non-current value added, payroll and other taxes	$5,694	$6,593

(a) The Company’s subsidiary, MCSA, has an agreement with the National Institute of Social Security in Brazil to pay outstanding social security contributions in installments over a period to 2024.

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Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

11. Provisions and Contingent Liabilities

	Mine Closure
	and	Legal
	Rehabilitation	Claims	Total
Balance at December 31, 2017	$22,688	$7,626	$30,314
Reclassification of NX Gold amounts from assets held for sale	6,082	329	6,411
Additions (reductions) due to change in estimated cash flows	1,136	(2,825)	(1,689)
Unwinding of the discount	3,767	-	3,767
Settled	(1,967)	-	(1,967)
Foreign exchange	(4,352)	(975)	(5,327)
Balance at December 31, 2018	27,354	4,155	31,509
Additions (reductions) due to change in estimated cash flows	2,266	(625)	1,641
Unwinding of the discount	3,508	-	3,508
Settled	(1,786)	-	(1,786)
Foreign exchange	(1,145)	(146)	(1,291)
Balance at December 31, 2019	$30,197	$3,384	$33,581

(a)   Mine closure and rehabilitation

The Company’s provision for mine closure and rehabilitation consists of costs accrued based on the current best estimate of mine closure and reclamation activities that will be required upon completion of mining. The Company’s provision for future site closure and reclamation costs is based on the level of known disturbance at the reporting date, known legal requirements and cost estimates prepared by a third-party specialist.

Management used a pre-tax discount rates in the range of 4.34% - 6.5% (2018 – 6.5%) and an inflation factor in the range of 3.5% – 3.75% (2018 – 4.2%) in preparing the Company’s provision for mine closure and rehabilitation. Although the ultimate amount to be incurred is uncertain, based on development, legal requirements and estimated costs as at December 31, 2019, the undiscounted inflation-adjusted liability for provision for mine closure and rehabilitation is estimated to be approximately $45.7 million (2018 - $48.7 million), of which $36.8 million (2018 - $39.1 million) relates to MCSA and $8.9 million (2018 - $9.6 million) relates to NX Gold. The cash expenditures are expected to occur over a period of time extending several years after the projected closure, which for both MCSA and NX Gold is currently 2026.

(b)   Legal claims

There are various legal actions that are in process against the Company’s Brazilian subsidiaries related to labor, civil and tax matters. Based on an analysis of individual judicial and administrative legal claims, the following provision has been made for probable losses associated with these claims:

	December 31, 2019	December 31, 2018
Labour claims (i)	$3,311	$3,561
Tax claims (ii)	73	522
Other claims	-	72
	$3,384	$4,155

(i)   Labor claims

The labor claims related primarily to claims made by existing and former employees for alleged travel time reimbursements, overtime and severance payments. Of the claims made, the Company has assessed, with the assistance of its legal counsel, that the probable loss on such claims is $3.3 million and such amount has been accrued.

ERO COPPER | 2019 ANNUAL REPORT | 69

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(ii)  Tax claims

The provisions for tax claims relate to tax assessments, interest and penalties resulting from unpaid income and social contribution taxes by MCSA.

In relation to the above-mentioned claims and those discussed in Note 11(c) below, MCSA and NX Gold were required to place a total of $1.2 million in trust as of December 31, 2019 (December 31, 2018 - $1.3 million), which is included in other non-current assets on the statement of financial position.

(c)   Contingent liabilities

As of December 31, 2019, based on the opinion of its legal advisers, the Company has not recognized a provision for the following claims of MCSA and NX Gold as it is not probable that a cash outflow will occur.

	December 31, 2019	December 31, 2018
Social security tax (i)	$3,681	$3,715
Taxes (ii)	14,990	14,800
Labour (refer to note 11(b)(i))	6,303	3,380
Mining and other (iii)	6,080	-
	$31,054	$21,895

(i)  Social security tax

Social security claims relate to potential social security tax payments related to past payments to employees, including profit sharing, and payments made to external contractors. The Company strongly believes, based on precedent court case rulings, that part of the claim will be cancelled after administrative and judicial discussions. The estimated portion of the claim expected to be cancelled of $3.7 million is included in the table above.

(ii)  Tax

There are 129 tax claims (2018 – 99 tax claims) against MCSA which were evaluated as possible, but not probable, losses by external legal counsel. The main subjects under discussion for the tax claims involve the validity of tax credits used to offset federal taxes.

(iii) Mining

In June 2019, MCSA was notified of five administrative claims filed by the Nacional Mining Agency regarding alleged differences in the calculation of certain sales taxes on mining revenue by MCSA. The Company, based on the opinion of its legal advisors, does not believe such claims will result in a probable cash outflow.

12. Share Capital

As at December 31, 2019, the Company’s authorized share capital consists of an unlimited number of common shares without par value. As at December 31, 2019, 85,703,646 (2018 – 84,738,650) common shares were outstanding.

In January 2017, the Company issued $2.75 million of convertible debentures with an interest rate of 10% to be repaid within two years or to be converted to units, at the option of the holder, at a conversion price of $0.75 per unit, with each unit consisted of one common share and one-quarter of one common share purchase warrant. Each whole warrant entitled the holder to purchase one common share at a price of $1.20 per common share until

ERO COPPER | 2019 ANNUAL REPORT | 70

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

December 12, 2021. The Company had the right to accelerate the expiry of any warrants issued in relation to these convertible debentures if the closing share price on a recognized exchange reached or exceeded $1.70 for 20 consecutive trading days. In February 2018, all of the convertible debenture holders converted their debentures into units, resulting in the issuance of 4,059,450 common shares and 1,014,861 common share purchase warrants. These warrants were subsequently exercised for an equivalent number of common shares for gross proceeds received by the Company of $1.2 million.

(a)   Options

In January 2018, the Company granted 60,000 options to an employee of the Company at an exercise price of CAD$7.95 per share with a term to expiry of five years. In addition, the Company also granted in January 2018 125,000 options to an employee of the Company at an exercise price of CAD$7.76 per share with a term to expiry of five years. These stock options vest in three equal installments on each annual anniversary date from the date of grant. The total fair value of these options to be expensed over the vesting period was $0.5 million.

In June 2018, the Company granted 174,000 options to an employee and a director of the Company at an exercise price of CAD$10.25 per share with a term to expiry of five years. 150,000 of these stock options vest in three equal installments on each annual anniversary date from the date of grant, while 24,000 of these stock options vested immediately. The total fair value of these options to be expensed over the vesting period was $0.6 million.

In July 2018, the Company granted 200,000 options to an employee of the Company at an exercise price of CAD$9.01 per share with a term to expiry of five years. These stock options vest in three equal installments on each annual anniversary date from the date of grant. The total fair value of these options to be expensed over the vesting period was $0.6 million.

On December 31, 2018, the Company granted 1,155,519 options to certain officers, directors, consultants and employees of the Company at an exercise price of CAD$9.76 per share with a term to expiry of five years. These stock options vest in three equal installments on each annual anniversary date from the date of grant. The total fair value of these options to be expensed over the vesting period was $3.5 million.

On January 2, 2019, the Company granted 125,000 options to directors of the Company at an exercise price of CAD$9.80 per share with a term to expiry of five years. These options vested immediately, and their total fair value was $0.5 million.

On August 15, 2019, the Company granted 40,000 options to directors of the Company at an exercise price of CAD$21.09 per share with a term to expiry of five years. 23,828 of these options vested immediately, while 16,172 will vest upon shareholder approval. Their total fair value was $0.3 million.

On December 12, 2019, the Company granted 470,228 options to certain officers, directors, consultants and employees of the Company at an exercise price of CAD$20.52 per share with a term to expiry of five years. These stock options vest in three equal installments on each annual anniversary date from the date of grant. The total fair value of these options to be expensed over the vesting period was $2.7 million.

	Number of	Weighted Average
	Stock Options	Exercise Price
Outstanding stock options, December 31, 2017	3,493,000	$3.28
Issued	1,714,519	6.97
Exercised	(283,000)	1.50
Outstanding stock options, December 31, 2018	4,924,519	4.64
Issued	635,228	14.20
Exercised	(498,330)	2.75
Outstanding stock options, December 31, 2019	5,061,417	$6.23

ERO COPPER | 2019 ANNUAL REPORT | 71

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

The weighted average share price on the date of exercise for the year ended December 31, 2019 was $14.60 (year ended December 31, 2018 - $8.91).

As at December 31, 2019, the following stock options were outstanding:

				Vested and	Weighted
				Exercisable	Average
	Number of	Weighted Average		Number of	Remaining
Expiry Date	Stock Options	Exercise Price		Stock Options	Life in Years
May 15, 2022	972,001	1.50	USD	433,665	2.37
July 10, 2022	100,000	1.50	USD	66,666	2.53
November 24, 2022	318,000	6.48	CAD	212,000	2.90
December 7, 2022	1,393,335	6.74	CAD	946,664	2.94
January 18, 2023	60,000	7.95	CAD	20,000	3.05
January 23, 2023	83,334	7.76	CAD	-	3.07
June 19, 2023	144,000	10.25	CAD	44,000	3.47
July 16, 2023	200,000	9.01	CAD	66,666	3.54
December 31, 2023	1,155,519	9.76	CAD	385,165	4.00
January 2, 2024	125,000	9.80	CAD	125,000	4.01
August 15, 2024	40,000	21.09	CAD	23,828	4.63
December 12, 2024	470,228	20.52	CAD	-	4.95
	5,061,417	6.23	USD	2,323,654	3.33

In determining the weighted average exercise price of all outstanding options in the tables above and below, the CAD prices were converted to USD at the December 31, 2019 exchange rate of 1.2989.

The fair value of options granted in the years ended December 31, 2019 and 2018 was determined using the Black-Scholes option pricing model. Expected volatility is estimated by considering historic average share price volatility of comparable companies. The weighted average inputs used in the measurement of fair values at grant date of the options are the following:

	2019	2018
Expected term (years)	3.0	3.0
Forfeiture rate	0%	0%
Volatility	53.3%	60.7%
Dividend yield	0%	0%
Risk-free interest rate	1.68%	1.92%
Weighted-average fair value per option	$5.42	$2.98

For the year ended December 31, 2019, the Company recorded share-based compensation $4.7 million (2018 - $3.2 million) with respect to its outstanding stock options.

Subsequent to December 31, 2019, the Company granted 73,456 options to directors and certain employees of the Company at an exercise price of CAD$23.42 per share with a term to expiry of five years. The 43,456 options to directors vested immediately, while the 30,000 options to employees vest in three equal installments on each annual anniversary date from the date of grant.

Subsequent to December 31, 2019, 53,332 options were exercised for gross proceeds of $0.2 million.

ERO COPPER | 2019 ANNUAL REPORT | 72

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(b)   Share Unit Plan

The Company has a share unit plan (the “Share Unit Plan”) pursuant to which the Board, at the compensation committee’s recommendation, may grant share units (“Share Units”) to any director, officer, employee, or consultant of the Company or its subsidiaries. At the time of grant of a Share Unit, the Board, at the compensation committee’s recommendations, may establish performance conditions for the vesting of the Share Units. The performance conditions may be graduated such that different percentages (which may be greater or lower than 100%) of the Share Units in a grant become vested depending on the satisfaction of one or more performance conditions. Performance conditions may include terms or conditions relating to: (i) the market price of the Shares; (ii) the return to holders of shares, with or without reference to other comparable companies; (iii) the financial performance or results of the Company or its subsidiaries; (iv) the achievement of performance conditions or other performance criteria relating to the Company or its subsidiaries; (v) any other terms and conditions the Board may in its sole discretion determine with respect to vesting or the acceleration of vesting; and (vi) the vesting date of the Share Units. The Board may, in its discretion, subsequent to the grant of a Share Unit, waive any such performance condition or determine that it has been satisfied subject to applicable law. Each Share Unit entitles the holder thereof to receive one common share, without payment of additional consideration, on the redemption date selected by the Board following the date of vesting of such Share Unit, which will be within 30 days of the date of vesting, or at a later deferred date, subject to certain exception and restrictions.

On December 31, 2018, 215,288 Share Units were issued and on December 12, 2019, 225,659 Share Units were issued to certain officers and employees of the Company pursuant to the Company’s Share Unit Plan. These Share Units will vest three years from the date they were approved for granting by the Board (December 31, 2021 and December 12, 2022, respectively) and the number of Share Units that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain market and non-market performance conditions. Each vested Share Unit entitles the holder thereof to receive on or about the applicable date of vesting of such Share Unit (i) one common share; (ii) a cash amount equal to the fair market value of one common share as at the applicable date of vesting; or (iii) a combination of (i) and (ii), as determined by the Board in its sole discretion. The Company currently intends to settle these Share Units using common shares. Accordingly, they are classified as equity settled instruments.

As at December 31, 2019, 437,463 Share Units have been issued and are outstanding to certain officers and employees of the Company pursuant to the Company’s Share Unit Plan.

For the Share Units with non-market performance conditions, the fair value of the Share Units granted was determined using the share price at the date of grant. For the Share Units with market performance conditions, the fair value of the Share Units granted was determined using a Geometric Brownian Motion model. Expected volatility is estimated by considering historic share price information. The inputs used in the measurement of fair values at grant date of the Share Units issued are the following:

	December 12, 2019	December 31, 2018
Expected term (years)	3.0	3.0
Forfeiture rate	0%	0%
Volatility	44.5%	45.4%
Dividend yield	0%	0%
Risk-free interest rate	1.69%	1.95%
Weighted-average fair value per Share Unit	$18.97	$17.75

During the year ended December 31, 2019, the Company recorded share-based compensation of $1.0 million (2018 - $nil) with respect to the Share Units.

Subsequent to December 31, 2019, 1,000 Share Units were issued to certain employees of the Company pursuant to the Company’s Share Unit Plan.

ERO COPPER | 2019 ANNUAL REPORT | 73

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(c)   Deferred Share Unit Plan

On December 12, 2019, a Deferred Share Unit Plan (“DSU Plan”) was established by the Board as a component of our compensation for independent directors. Only independent directors are eligible to participate and to receive deferred share units (“DSUs”) under the DSU Plan. DSUs may be awarded by the Board from time to time to provide independent directors with appropriate equity-based compensation for the services they render to the Company and may be subject to terms and conditions with respect to vesting of such DSUs. In addition, independent directors may elect to receive a portion or all of their respective annual cash remuneration in the form of DSUs, which will be fully vested upon such grant. The number of DSUs to be awarded to a participant under the DSU Plan is determined by dividing the portion of that participant’s annual cash remuneration by the fair market value of a common share on the last day of the quarter in which such portion of the annual cash remuneration was earned. Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment. A participant is not entitled to payment in respect of the DSUs until his or her death, retirement or removal from the Board. The settlement amount of each DSU is based on the fair market value of a common share on the DSU redemption date multiplied by the number of DSUs being redeemed.

Subsequent to December 31, 2019, 23,674 DSUs were issued to independent directors.

(d)  Warrants

As at December 31, 2019, 2,866,662 (December 31, 2018 – 3,333,328) common share purchase warrants were outstanding with a weighted average exercise price of $1.20 and a weighted average remaining contractual life of 1.95 years.

During the year ended December 31, 2019, 466,666 warrants were exercised for gross proceeds of $0.6 million.

(e)  Net Income (Loss) per Share

	Year ended	Year ended
	December 31,	December 31,
	2019	2018
Weighted average number of common shares outstanding	85,244,277	83,927,977
Dilutive effect of warrants	2,788,885	-
Dilutive effect of stock options	2,919,799	-
Dilutive effect of Share Units	437,463	-
Weighted average number of diluted common shares outstanding	91,390,425	83,927,977
Net income (loss) attributable to owners of the Company	$91,883	$(3,155)
Basic net income (loss) per share attributable to owners of the Company	1.08	(0.04)
Diluted net income (loss) per share attributable to owners of the Company	1.01	(0.04)

For the year ended December 31, 2018, the potentially dilutive effect of warrants and stock options are excluded from the dilutive net income (loss) per share calculation as the Company incurred a loss for the year.

13. Revenue

	Year ended	Year ended
	December 31, 2019	December 31, 2018
Copper concentrate
- sales within Brazil	$176,885	$137,039
- export sales	69,499	49,382
- price adjustments on provisionally priced sales	(187)	(1,691)
Gold
- export sales	38,646	48,375
	$284,843	$233,105

ERO COPPER | 2019 ANNUAL REPORT | 74

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Under the terms of the Company’s contract with its primary customer, sales are provisionally priced on the date of sale based on the previous month’s average copper price. The final sales price for all shipments in a month is determined at the end of the month in which the sale is recognized. As at December 31, 2019, there are no sales subject to provisional pricing. During the year ended December 31, 2019, the Company recognized $0.2 million (2018 - $1.7 million) related to provisional price adjustments related to such provisionally priced sales.

14. Cost of Product Sold

	Year ended	Year ended
	December 31, 2019	December 31, 2018
Materials	$21,788	$19,356
Salaries and benefits	40,787	36,130
Depreciation and depletion	46,014	45,188
Contracted services	23,691	20,806
Maintenance costs	18,383	15,842
Utilities	11,154	9,341
Other costs	1,000	948
	$162,817	$147,611

15. General and Administrative Expenses

	Year ended	Year ended
	December 31, 2019	December 31, 2018
Accounting and legal	$1,507	$1,672
Amortization and depreciation	157	109
Office and sundry	7,192	6,335
Provisions	(625)	361
Salaries and consulting fees	13,427	11,250
Incentive payments	8,684	7,211
Transfer agent and filing fees	206	176
Travel and conference	2,269	1,886
	$32,817	$29,000

16. Finance Expense

	Year ended	Year ended
	December 31, 2019	December 31, 2018
Interest on loans and borrowings	$11,236	$14,965
Accretion of purchase price adjustments	512	662
Accretion of mine closure and rehabilitation provision	3,508	3,767
Commitment fees	1,681	585
Interest on lease liabilities	366	-
Other finance expenses	3,125	2,583
	$20,428	$22,562

ERO COPPER | 2019 ANNUAL REPORT | 75

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

17. Foreign Exchange Loss

The following foreign exchange gains (losses) arise as a result of balances and transactions in the Company’s Brazilian subsidiaries that are denominated in currencies other than the Brazilian Reais (BRL$), which is their functional currency.

	Year ended	Year ended
	December 31, 2019	December 31, 2018
Foreign exchange on USD denominated debt in Brazil	$(4,406)	$(9,808)
Realized foreign exchange on derivative contracts (note 21)	185	(10,119)
Unrealized foreign exchange on derivative contracts (note 21)	(250)	1,137
Other	(677)	(1,923)
	$(5,148)	$(20,713)

18. Recovery of Value Added Taxes

During the year ended December 31, 2019, the Company recognized a recovery of $21.6 million in net income related to value added taxes previously paid on sales in Brazil. The recovery was recognized as a result of a Brazil Supreme Court ruling in 2017 that concluded that the relevant taxing authorities had historically used an incorrect methodology to determine such taxes. The ruling set a precedent for all companies in Brazil but was required to be confirmed for the Company’s specific claim, which approval was received in July 2019. These credits can be used to offset the payment of a variety of other taxes, including income taxes and taxes on future sales. Of the recovery recognized, $3.2 million has been applied to taxes during the 2019 year, $12.2 million has been included in other current assets based on the expected timing of their use, with the remaining $6.2 million recognized in other non-current assets in the statement of financial position.

19. Income Taxes

(a)  Reconciliation of income taxes

A reconciliation of the income tax expense to the amount calculated using the Company’s combined Canadian federal and provincial statutory income tax rate of 27% (2018 – 27%) is as follows:

	Year Ended December 31, 2019	Year Ended December 31, 2018
Net income in the year before tax	$74,829	$2,661
Tax rate	27%	27%
Income tax expense at statutory rate	$20,204	$718
Tax effect of:
Difference in tax rate of foreign jurisdictions	(7,557)	(1,489)
Non-deductible (taxable) items	(6,334)	(596)
Change in temporary differences not previously recognized	(24,570)	4,071
Reduction (utilization) of tax losses against other liabilities	-	952
Other	631	1,996
Income tax expense (recovery)	$(17,626)	$5,652

ERO COPPER | 2019 ANNUAL REPORT | 76

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

	Year Ended December 31, 2019	Year Ended December 31, 2018
Current income tax:
Relating to current income tax charge	$10,645	$2,899
Deferred income tax:
Relating to recognition of previously unrecognized temporary differences	(33,836)	-
Relating to origination and reversal of temporary differences	5,565	2,753

Income tax expense (recovery)	$(17,626)	$5,652

(b)  Deferred income tax assets (liabilities)

The general movement in the deferred income tax asset (liability) is as follows:

	Year Ended December 31, 2019	Year Ended December 31, 2018
At the beginning of the year	$(15,811)	$(16,655)
Reduction (utilization) of tax losses against other liabilities	-	952
Deferred income tax recovery (expense)	28,271	(2,753)
Foreign exchange	639	2,645
At the end of the year	$13,099	$(15,811)

Recognized deferred tax and assets and liabilities consist of the following:

	December 31, 2019	December 31, 2018
Deferred tax assets:
Non-capital losses - Brazil	$28,792	$6,311
Other - Brazil	3,192	-
Mine closure and rehabilitation provision - Brazil	4,605	-
Non-capital losses - Canada	317	-
Financing fees and other - Canada	1,349	1,660
	38,256	7,971
Deferred tax liabilities
Mineral property, plant and equipment - Brazil	(9,612)	(7,227)
Loans and borrowings - Brazil	(12,192)	(14,698)
Other - Brazil	(1,687)	(197)
Loans and borrowings - Canada	(1,666)	(1,660)
	(25,157)	(23,782)

Net deferred income tax assets (liabilities)	$13,099	$(15,811)

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Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Deferred tax assets of $11.7 million (December 31, 2018 - $22.5 million) have not been recognized for the following deductible temporary differences as it is not probable that the benefits of these temporary differences will be realized:

	Year Ended December 31, 2019		Year Ended December 31, 2018
	Brazil	Canada	Brazil	Canada
Exploration and evaluation assets	$47,986	$-	$49,920	$-
Mineral property, plant and equipment	-	72	8,974	42
Share issuance/Financing costs	-	-	-	640
Non-capital losses	-	14,196	72,672	7,194
Other	-	4,251	-	2,588
	$47,986	$18,519	$131,566	$10,464

The Company has loss carry forwards in Brazil totalling $83.0 million (December 31, 2018 - $114.1 million) which may be carried forward indefinitely to offset future taxable income in Brazil. Use of these losses is limited to 30% of taxable income annually. The Company also has loss carry forwards in Canada totalling $15.4 million (December 31, 2018 - $7.2 million) which may be carried forward for 20 years to offset future taxable income, which expire between 2036 and 2039.

20. Related Party Transactions

Key management personnel consist of the Company’s directors and officers and their compensation includes director retainer fees and management salaries paid to these individuals, as well as share-based compensation. The aggregate value of compensation paid to key management personnel for the year ended December 31, 2019 was $7.5 million ($5.4 million for the year ended December 31, 2018). In addition, 444,265 options and 171,754 Share Units were issued to key management personnel during the year ended December 31, 2019 (1,100,155 options and 130,636 Share Units for the year ended December 31, 2018) with $4.1 million recognized in share-based compensation expense for the year ended December 31, 2019 ($2.3 million for the year ended December 31, 2018).

During the year ended December 31, 2019, key management personnel exercised 286,666 options and 300,000 warrants for cash proceeds to the Company of $0.6 million and $0.4 million, respectively (133,000 options for $0.2 million for the year ended December 31, 2018). During the year ended December 31, 2018, key management personnel converted convertible debentures into 1,476,164 common shares and 369,040 common share purchase warrants. The warrants were subsequently exercised into 369,040 common shares.

As at December 31, 2019, $3.9 million was payable to key management as incentive compensation and is included in accounts payable and accrued liabilities in the consolidated financial statements (December 31, 2018 - $2.7 million). Such amounts are unsecured, non-interest bearing and will be paid under normal trade terms.

21. Financial Instruments

Fair value

Fair values of financial assets and liabilities are determined based on available market information and valuation methodologies appropriate to each situation. However, some judgments are required in the interpretation of the market data to produce the most appropriate realization value estimate. As a consequence, the estimates presented herein do not necessarily indicate the amounts that could be realized in the current exchange market. The use of different market information and/or evaluation methodologies may have a material effect on the market value amount.

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Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

As at December 31, 2019, derivatives were measured at fair value based on Level 2 inputs. The fair value of derivatives is disclosed under market risk below.

The carrying values of cash and cash equivalents, restricted cash, accounts receivable, deposits, financial investments and accounts payable and accrued liabilities approximate their fair values due to their short terms to maturity or market rates of interest used to discount amounts. The carrying value of value added, payroll and other taxes approximate fair value based on the discount rate applied. At December 31, 2019, the carrying value of loans and borrowings is $159.4 million while the fair value is approximately $ 161.4 million. The effective interest rates used to amortize these loans are a close approximation of market rates of interest at December 31, 2019 (Level 2 of the fair value hierarchy).

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at December 31, 2019 and December 31, 2018:

	December 31, 2019	December 31, 2018
Cash and cash equivalents	$21,485	$18,941
Restricted cash	1,500	3,000
Accounts receivable	7,680	7,219
Deposits	1,200	1,334
Derivatives	-	254
Other non-current assets - term deposits	1,196	686
	$33,061	$31,434

The Company invests cash and cash equivalents as well as restricted cash with financial institutions that are financially sound based on their credit rating. The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer. The Company currently has only three significant customers, all of which have no history of credit default with the Company. The Company has not incurred credit losses during the years ended December 31, 2019 and 2018, nor has a provision for credit losses been recognized.

Liquidity risk

Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company's approach to liquidity management is to ensure as much as possible that sufficient liquidity exists to meet their maturity obligations on the expiration dates, under normal and stressful conditions, without causing unacceptable losses or with risk of undermining the normal operation of the Company.

The table below shows the Company's maturity of financial liabilities on December 31, 2019:

	Carrying	Contractual	Up to 12			More than 5
Non-derivative Financial Liabilities	value	cash flows	months	1-2 years	3-5 years	years
Loans and borrowings	$159,370	$161,377	$18,984	$30,318	$110,208	$1,867
Interest on loans and borrowings	-	22,788	8,749	7,172	6,737	130
Accounts payable and accrued liabilities	43,694	43,694	43,694	-	-	-
Value added, payroll and other taxes	19,688	20,428	13,994	1,968	4,466	-
	$222,752	$248,287	$85,421	$39,458	$121,411	$1,997

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Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity prices. The purpose of market risk management is to manage and control exposures to market risks, within acceptable parameters, while optimizing return.

The Company may use derivatives, including forward contracts and swap contracts, to manage market risks.

(i) Foreign exchange currency risk

The Company’s subsidiaries in Brazil are exposed to exchange risks related to the US dollars and Euros. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings.

The Company's exposure to foreign exchange currency risk at December 31, 2019 relates primarily to $9.6 million (December 31, 2018 – $10.2 million) in loans and borrowings of MCSA denominated in US dollars and Euros. Strengthening (weakening) in the Brazilian Real against the US dollar by 10% and 20%, would have increased (decreased) pre-tax net income by $0.6 million and $1.1 million, respectively (2018 – $0.7 million and $1.3 million). Strengthening (weakening) in the Brazilian Real against the Euro by 10% and 20%, would have increased (decreased) pre-tax net income by $0.4 million and $0.8 million, respectively (2018 – $0.4 million and $0.7 million). This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the year. The analysis assumes that all other variables, especially interest rates, are held constant.

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage market risks. At December 31, 2019, the Company’s subsidiaries have entered into foreign exchange collar contracts at zero cost for notional amounts of $336.6 million with an average floor rate of 3.86 BRL to US Dollar and an average cap rate of 4.41 BRL to US Dollar (December 31, 2018 – notional amount of $21.5 million in foreign exchange forward contracts). The maturity dates of these contracts are from January 15, 2020 to July 28, 2021 and are financially settled on a net basis. The fair value of these contracts at December 31, 2019 was nil, (December 31, 2018 – an asset of $0.3 million, which was included in Derivatives in the statement of financial position.) The change in fair value of foreign exchange collar contracts was a loss of $0.3 million for the year ended December 31, 2019 (a gain of $1.1 million for the year ended December 31, 2018) and has been recognized in foreign exchange loss. In addition, in the year ended December 31, 2019, the Company recognized a realized gain of $0.2 million, (a loss of $10.1 million for the year ended December 31, 2018) related to the settlement of foreign currency forward contracts.

(ii) Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

The Company is principally exposed to interest rate risk through its Term Facilities of $136.0 million and Brazilian Real denominated bank loans of $9.8 million. Based on the Company’s net exposure at December 31, 2019, a 1% change in the variable rates would have an impact of $1.5 million on pre-tax annual net income, without consideration of the effects of the swap contracts below.

In order to mitigate the above volatility due to variable rates on loans, as at December 31, 2019, the Company has entered into an interest rate swap contract to manage interest rate risk (see note 9(a)) associated with its Canadian Facilities. The floating interest on a notional amount of $65 million was swapped for a fixed interest rate of 2.69%. The fair value of this contract at December 31, 2019 was a liability of $1.7 million and was included in Derivatives in the statement of financial position while the change in the fair value of this contract of $1.7 million was included in Finance Expenses in the statement of operations and comprehensive income.

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Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

In addition, as at December 31, 2019, MCSA has entered into an interest rate and currency swap contract on the Plural Loan (see note 9(d)). The floating interest on a notional amount of BRL$12 million was swapped for a fixed interest rate of 9.9% and the BRL currency on the loan was swapped for USD at a rate of 3.9500. The fair value of this contract at December 31, 2019 was a liability of $0.1 million and was included in Derivatives in the statement of financial position while the change in the fair value of this contract of $0.1 million was included in Finance Expenses in the statement of operations and comprehensive income.

(iii) Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks. During the year ended December 31, 2019, the Company had entered into commodity swap collar contracts. As at December 31, 2019, these commodity swap collar contracts have all matured and the balance was $nil. The Company recognized a realized loss of $1.4 million for the year ended December 31, 2019 related to the settlement of commodity forward contracts.

22. Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and production of its mine properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders.

In the management of capital, the Company includes the components of shareholders’ equity and debt facilities.

The Company manages the capital structure and makes adjustments to it considering changes in the economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new loans and borrowings, common shares, or acquire or dispose of assets. Management reviews the capital structure on a regular basis to ensure that the above-noted objectives are met.

Certain loan agreements contain operating and financial covenants that could restrict the ability of the Company and its subsidiary, MCSA, to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company.

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Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

23. Segment Disclosure

The Company’s operations are segmented by entity between MCSA, NX Gold and corporate head office, which is consistent with internal reporting purposes. The Company monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment. The accounting policies used in the operating segments are the same as those contained in Note 3.

Total revenue from MCSA is from two customers while total revenue from NX Gold is from one customer.

Segmented information is as follows:

Year ended December 31, 2019	MCSA (Brazil)	NX Gold (Brazil)	Corporate (Canada)	Consolidated
Revenue	$246,197	$38,646	$-	$284,843
Depreciation and depletion	(40,107)	(5,907)	-	(46,014)
Other cost of product sold expenses	(95,500)	(21,303)	-	(116,803)
Cost of product sold	(135,607)	(27,210)	-	(162,817)
Sales expenses	(4,962)	-	-	(4,962)
Gross profit	105,628	11,436	-	117,064

Expenses
General and administrative	(20,993)	(2,308)	(9,516)	(32,817)
Share-based compensation	-	-	(5,792)	(5,792)
Finance income	520	143	38	701
Finance expenses	(8,877)	(1,366)	(10,185)	(20,428)
Foreign exchange gain (loss)	(5,039)	(76)	(33)	(5,148)
Loss on debt settlement	(1,783)	-	-	(1,783)
Recovery of value added taxes	21,584	-	-	21,584
Other income	242	1,206	-	1,448
Income (loss) before taxes	91,282	9,035	(25,488)	74,829
Current tax expense	(8,764)	(1,881)	-	(10,645)
Deferred tax recovery	27,267	1,004	-	28,271
Net Income (Loss)	$109,785	$8,158	$(25,488)	$92,455
Assets
Current	$62,413	$9,166	$3,986	$75,565
Non-current	364,117	20,180	2,812	387,109
Total Assets	$426,530	$29,346	$6,798	$462,674
Total Liabilities	$107,045	$15,934	$140,637	$263,616

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Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Year ended December 31, 2018	MCSA (Brazil)	NX Gold (Brazil)	Corporate (Canada)	Consolidated
Revenue	$184,730	$48,375	$-	$233,105
Depreciation and depletion	34,104	11,084	-	45,188
Other cost of product sold expenses	81,242	21,181	-	102,423
Cost of product sold	(115,346)	(32,265)	-	(147,611)
Sales expenses	(3,268)	-	-	(3,268)
Gross profit	66,116	16,110	-	82,226

Expenses
General and administrative	(16,340)	(3,401)	(9,259)	(29,000)
Share-based compensation	-	-	(3,225)	(3,225)
Finance income	844	28	431	1,303
Finance expenses	(16,215)	(959)	(5,388)	(22,562)
Foreign exchange loss	(20,301)	(131)	(281)	(20,713)
Gain (loss) on debt settlement	(3,708)	-	(1,768)	(5,476)
Other income	1,653	(1,545)	-	108
Income (loss) before taxes	12,049	10,102	(19,490)	2,661
Current tax expense	-	(2,899)	-	(2,899)
Deferred tax expense	(1,932)	(1,173)	352	(2,753)
Net Income (Loss)	$10,117	$6,030	$(19,138)	$(2,991)

Assets
Current	$43,802	$(630)	$7,782	$50,954
Non-current	281,622	25,128	2,735	309,485
Total Assets	$325,424	$24,498	$10,517	$360,439
Total Liabilities	$160,824	$14,021	$81,772	$256,617

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Corporate Information

Corporate Office

1050 – 625 Howe Street

Vancouver, British Columbia

Canada V6C 2T6

T: +1 604 449 9244

F: +1 604 398 3767

info@erocopper.com

Board of Directors

Christopher Noel Dunn – Executive Chairman

David Strang

Lyle Braaten

Steven Busby

Dr. Sally Eyre

Robert Getz

Chantal Gosselin

John Wright

Matthew Wubs

Executive Team

Christopher Noel Dunn – Executive Chairman

David Strang – President & Chief Executive Officer

Wayne Drier – Chief Financial Officer

Michel (Mike) Richard – Chief Geological Officer

Anthea Bath – Vice President, Technical Services

Makko DeFilippo – Vice President, Corporate Development

Deepk Hundal – Vice President, General Counsel & Corporate Secretary

Pablo Mejia-Herrera – Vice President, Exploration

Michal Romanowski – Vice President, Evaluations & Planning

Jonathan Singh – Vice President, Finance

Brazilian Leadership

Manoel Valério de Brito – Co-CEO and COO of MCSA

Eduardo De Come – Co-CEO and CFO of MCSA

Auditors

KPMG LLP

777 Dunsmuir Street

Vancouver, British Columbia

Canada V7Y 1K3

Register and Transfer Agent

Computershare Investor Services Inc.

510 Burrard Street, 3rd Floor

Vancouver, British Columbia

Canada V6C 3B9

+1-604-661-9400

service@computershare.com

External Legal Counsel

Blake, Cassels & Graydon LLP

595 Burrard Street

P.O Box 49314, Suite 2600, Three Bentall Centre

Vancouver, British Columbia

Canada V7X 1L3

Share Information

TSX: ERO

Common shares outstanding as at Dec. 31, 2019:

85.7 million

Investor Contact

Makko DeFilippo

Vice President, Corporate Development

T: +1 604 429 9244

E: info@erocopper.com

Annual Meeting Details

Thursday, May 7th, 2020 – 3:30pm (PST)

Lancaster Room at the Rosewood Hotel Georgia

801 W Georgia Street

Vancouver, British Columbia

Canada V6C 1P7

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Cautionary Note Regarding Forward-Looking Statements

This Annual Report contains “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking information includes statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Such forward-looking information includes, without limitation, statements with respect to the Company's expected operations at the Vermelhos and Pilar Mines as well as at the NX Gold Property, drilling plans, plans for the Company's exploration program, timing of any updated mineral resource and reserve updates and technical reports, the Company's ability to service its ongoing obligations, the Company's future production outlook, cash costs, capital resources, expenditures, the impact of new accounting standards and amendments on the Company's financial statements, and current global macroeconomic uncertainty stemming from the onset of Covid-19.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this Press Release including, without limitation, assumptions about: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Vale do Curaçá Property, NX Gold Property and the Boa Esperanҫa Property being as described in the technical reports for these properties; production costs; the accuracy of budgeted exploration and development costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive, global health, and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking information. Such risks include, without limitation the risk factors listed under the heading “Risk Factors” in the Annual Information Form for the year ended December 31, 2019 and dated March 12, 2020.

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward- looking information, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended.

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained herein. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

Forward-looking information contained herein is made as of the date of this Annual Report and the Company disclaims any obligation to update or revise any forward-looking information, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

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